Filed by Walgreen Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Date: August 6, 2014

“Walgreens and Alliance Boots to Combine” Factsheet:

Walgreens and Alliance Boots to Combine

Creating the world’s first global pharmacy-led, health and wellbeing enterprise

http://www.globalhealthandwellbeing.com/

http://www.walgreens.com/

Description

As the largest drugstore chain in the U.S., Walgreens vision is to be the first choice in health and daily living for everyone in America, and beyond. Each day, in communities across America, more than 8 million customers interact with Walgreens using the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice.

Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with online and mobile services.

http://www.allianceboots.com/

Description

Alliance Boots is a leading international, pharmacy-led health and beauty group delivering a range of products and services to customers. Working in close partnership with manufacturers and pharmacists, we are committed to improving health in the local communities we serve and helping our customers and patients to look and feel their best.

Our focus is on growing our two core business activities:

•	Pharmacy-led health and beauty retailing

•	Pharmaceutical wholesaling and distribution

Fast facts

•	Operates approximately 8,200 drugstores in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands

•	Filled 821 million prescriptions in fiscal 2013

•	8.5 million vaccines administered in fiscal 2013; #1 retail provider of vaccines

•	Nearly two-thirds of Americans live within 3 miles of a Walgreens, and approximately 65% of stores serve medically underserved populations

•	70,000 healthcare service providers, including pharmacists, nurse practitioners, and physician assistants

•	81 million active members of Walgreens Balance Rewards loyalty program

Fast facts

•	Present in more than 25 countries

•	Dispenses over 250 million items each year

•	Operates more than 370 pharmaceutical wholesale distribution centers

•	Delivers over 4.5 billion units each year - to more than 180,000 pharmacies, doctors, health centers and hospitals

•	Operates more than 3,150 health and beauty retail stores of which just under 3,050 have a pharmacy

•	Owns around 600 optical practices, of which 180 operate on a franchised basis

Employees (approximate)

248,000

Fiscal Year 2013 Financial Highlights

Sales: $72.2 billion

Operating Income: $3.94 billion

Net Earnings: $2.45 billion

Employees (approximate)

108,000

Fiscal Year 2013 Financial Highlights

Revenue: £23.4 billion

Trading Profit: £1.27 billion

Transaction terms

Under the terms of the agreement announced on August 6, 2014, Walgreens will acquire the remaining 55 percent of Alliance Boots in exchange for £3,133 million in cash and 144.3 million shares of common stock of Walgreens.

The new holding company to be formed in connection with the transaction will be named Walgreens Boots Alliance, Inc., and will be headquartered in the Chicago area, while Walgreens operations will remain headquartered in Deerfield, Ill. Boots operations also will remain headquartered at its current location in Nottingham, U.K.

Walgreens Boots Alliance will blend senior management from both companies including Walgreens President, CEO and board member Greg Wasson who will be president and CEO of the combined company, and Stefano Pessina, Alliance Boots executive chairman, who will be executive vice chairman of the combined company responsible for strategy and M&A reporting to Wasson and chairman of a new strategy committee of the board of directors.

Strategic rationale

Combines two great companies with iconic brands, complementary geographic footprints, shared values and a heritage of trusted healthcare services, through pharmaceutical wholesaling and community pharmacy care, dating back over 100 years.

Creates a new international leader in retail pharmacy, domiciled and headquartered in the U.S, with approximately 8,200 Walgreens stores in America and with Boots, more than 11,000* stores in 10* countries.

Creates the first global pharmacy-led, health and wellbeing enterprise that will be positioned to: Lead the evolution of global healthcare. Advance the industry for the future. Make quality healthcare more affordable and accessible to the communities we serve. And deliver benefits for everyone – patients, partners and payers.

Creates the world’s largest purchaser of prescription drugs and many other health and wellbeing products – strengthening our purchasing power and helping to lower the cost of medication while expanding supply and service to healthcare providers.

The combination will enable Walgreens and Alliance Boots to share resources, best practices and products, including Boots No7 and other leading Boots beauty products.

Overall, the partnership will transform Walgreens from a domestic company to a global enterprise to achieve greater value and synergies to serve the entire world.

Financial benefits

•	Walgreens and Alliance Boots have strong track records of creating real, sustainable value by focusing on organic growth.

•	Together, Walgreens and Alliance Boots already purchase $12 billion a year in generic drugs.

•	At present, 35% of combined revenue and 35% of combined profits are generated overseas – 70% of which is retail and 30% of which is wholesale.

•	Walgreens and Alliance Boots operate in 20* countries.

•	2014 combined synergy estimates have increased from a previous range of $350-$400 million to a new range of $400-$450 million. Over $1 billion in synergies are expected in FY2016.

•	The combination will allow Walgreens to return additional cash to shareholders. The company is authorized to repurchase $3 billion in shares through fiscal 2016 and is targeting a long-term dividend payout ratio of 30-35 percent.

Next steps

•	The retail and wholesale businesses of both companies will continue to operate under their well-known and trusted brand names.

•	The transaction is subject to shareholder and various regulatory approvals, and is expected to close in the first quarter of calendar 2015.

*	Note: Figures include Alliance Boots associates and joint ventures

[Legends included in the original are excerpted at the end of this filing]

Email from Gregory D. Wasson to Walgreen Co. Employees:

The First Global, Pharmacy-Led Health and Wellbeing Champion

I am proud to announce the next important step in becoming a new kind of global healthcare leader: last night the board voted to exercise the option to complete the second step in our strategic partnership with Alliance Boots and fully combine our two companies. Together, we will be the first global pharmacy-led, health and wellbeing champion, dedicated to making quality healthcare more affordable and accessible to communities here in America and around the world.

This is an exciting moment in our history, as we begin the process of bringing together two great companies, each with a rich heritage and an iconic brand. It’s both an incredible opportunity and an important responsibility. Let me share with you a few key details.

First, I want you to know that Walgreen Co. will remain a U.S-based company, with our operations right here in Deerfield.

Next, our worldwide operations will be combined under a new holding company to be formed in connection with the transaction called Walgreens Boots Alliance, Inc. The holding company will include four divisions: Walgreen Co.; Boots (the U.K. and Republic of Ireland’s leading pharmacy-led health and beauty retailer); Pharmaceutical Wholesale and International Retail (including Alliance Healthcare, Europe’s largest pharmaceutical wholesaler); and Global Brands. In addition, the combined company is establishing a cross-divisional global pharmacy market access group.

Our global holding company will be located in the Chicago area. For more than 110 years, Chicago has been Walgreens home and, after an extensive six-month analysis, we determined that domiciling our global business here in the U.S. was the right decision for our customers, employees and shareholders.

Blended Management Team

Upon closing, I will serve as president and CEO of Walgreens Boots Alliance, Inc. Stefano Pessina, the current executive chairman of Alliance Boots, will become executive vice chairman, reporting to me, in charge of strategy and M&A for the combined company and chairman of a new strategy committee of the board of directors. Jim Skinner will serve as the non-executive chairman of the board of directors for the combined company. In addition, we will bring together leaders from both companies to create a new, blended senior leadership team of the combined company.

•	Ornella Barra, chief executive, Wholesale and Brands of Alliance Boots, will become executive vice president of Walgreens Boots Alliance and president and chief executive of global wholesale and international retail.

•	Jeff Berkowitz, president of Walgreens Boots Alliance Development GmbH, will serve as executive vice president of Walgreens Boots Alliance and president of pharma and global market access, which will include responsibility for specialty pharmacy.

•	Alex Gourlay, Walgreens president of customer experience and daily living, will become executive vice president of Walgreens Boots Alliance and president of Walgreens.

•	Tim McLevish, previously announced as Walgreens executive vice president and chief financial officer, will serve in that role in a global capacity for Walgreens Boots Alliance.

•	Ken Murphy, managing director, Health and Beauty International and Brands of Alliance Boots, will serve as executive vice president of Walgreens Boots Alliance and president of global brands.

•	Simon Roberts, managing director, Health and Beauty, UK and the Republic of Ireland of Alliance Boots, will serve as executive vice president of Walgreens Boots Alliance and president of Boots.

•	Tom Sabatino, Walgreens chief administrative officer and general counsel, will serve as executive vice president and global chief legal and administrative officer of Walgreens Boots Alliance.

•	Tim Theriault, chief information, innovation and improvement officer at Walgreens, will assume the role of executive vice president and global chief information officer of Walgreens Boots Alliance.

•	Kathleen Wilson-Thompson, Walgreens chief human resources officer, will become executive vice president and global chief human resources officer of Walgreens Boots Alliance.

All of these changes will be effective upon the close of the transaction, which we expect will be in the first quarter of calendar 2015. Completing the transaction is subject to shareholder and regulatory approvals.

Beginning the Next Chapter

Going global presents great opportunities for all of us, and we’re already seeing the benefits of the partnership. We’ll have an unparalleled portfolio of retail and business brands, including the legendary Boots No7 line of beauty products, which customers at select stores and online already love. Together, we will have a network of more than 11,000* stores in 10* countries, giving us a tremendous opportunity to extend our best in health and wellbeing services to our customers across our network. We’ve forged the world’s largest pharmaceutical wholesale and distribution network with more than 370* distribution centers, which means we can expand the supply and address the rising cost of prescription drugs in America and worldwide.

To continue to drive profitable growth, we are launching our Next Chapter plan to maximize the scope and scale of our new combined company to drive long-term value for our customers, employees and shareholders. Through the plan, we will accelerate core business performance by providing:

•	A differentiated retail experience that transforms the retail model for health and wellness and changes the way women shop for beauty

•	Integrated pharmacy and health care that advance the role of pharmacists and provide access to innovative healthcare services

•	Global pharmaceutical services that reinvent the pharmaceutical value chain and deliver a seamless specialty pharmacy model

With the plan, the combined company is establishing goals for fiscal 2016 to generate revenue of between $126 billion and $130 billion and adjusted earnings per share of $4.25 to $4.60. The combined company also anticipates exceeding the previously established $1 billion synergy goal.

As we launch our global plan, we are more focused than ever on what it will take to compete and succeed in the U.S. Consumers have more choices. Healthcare customers and clients are focused on lowering the costs of care, while improving the quality of delivery, making reimbursement an ongoing challenge. We are uniquely positioned to be a leader and a champion for accessible, affordable health care and wellbeing, and that means continuing to innovate, to find new ways to be as efficient as possible and more agile and nimble, as we compete both here and in the worldwide market.

So today we’re accelerating a multi-faceted, companywide cost-reduction initiative aimed at achieving $1 billion in efficiencies over three years. The effort will include corporate, field and store-level cost reductions in addition to the benefits of cost synergies from consolidation across Walgreens, Alliance Healthcare and Boots.

I have asked Alex Gourlay and Mark Wagner to lead this initiative for Walgreens, and as we make these important decisions you have my promise we will communicate openly and as completely as possible about the impact of these changes.

Finally, the board also approved a new capital allocation policy designed to ensure a balanced and disciplined approach to capital intended to drive business growth and generate strong returns, while returning cash to shareholders through dividends and share repurchases over the long term and ensuring investment grade credit ratings. The plan targets a 30 to 35 percent long-term dividend payout ratio and a new $3 billion share repurchase authorization though fiscal 2016.

More Information to Come

Moments ago, we issued a press release with today’s news. There will be much more information to come in the days and weeks ahead:

•	I’ll be discussing these decisions publicly on a conference call with investors this morning.

•	Over the next several days, I’ll be joined by Stefano as we meet with shareholders and others.

•	And we’ll be holding a companywide employee town hall on August 11 where we’ll have a chance to talk together about the transition and what it means for the future of Walgreens.

•	You’ll also be hearing from members of our executive team as they formulate their plans.

•	In the meantime, here is a link to the press release issued this morning: [link to press release].

We still have a lot of work to do. Leadership teams from both companies have been working together for months, preparing for a successful integration. Our goal is to move forward quickly and to keep you informed every step of the way.

I know you’ve been through a lot of change in the past few years, and what we’re announcing today will require your continued patience as we work though our challenges. But we are confident in our plan and the future we are creating together.

This is a pivotal moment in our history, and a once-in-a-lifetime opportunity to reshape our industry and to be a global leader. In a changing global marketplace with new opportunities and challenges, we will serve our communities, our country and the world in ways we could never have imagined even a few years ago. Our customers, partners and shareholders are counting on us to rise to the occasion and continue our vital mission to help people get, stay and live well.

As we venture ahead from the best corners in America to the four corners of the world, I know that I can count on you, too.

Thank you for reading and be well.

Greg Wasson

*	Note: Figures include Alliance Boots associates and joint ventures

[Legends included in the original are excerpted at the end of this filing]

*        *        *         *        *        *

*        *        *         *        *        *

The following materials were posted by Walgreen Co. to its Global Health and Well-Being Website (available at: www.globalhealthandwellbeing.com/):

Disclaimer
This web site has been prepared solely for the purpose of providing information about Walgreens, Alliance Boots and the transactions. No representation is made as to the completeness or accuracy of the information on this web site. Walgreens files annual, quarterly and current reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). You may access and read its SEC filings through the SEC’s Internet site at www.sec.gov. Users should also review the public information relating to Alliance Boots which is available at www.allianceboots.com/financial-information/investors.aspx.
Statements on or accessible through this web site that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by Walgreens shareholders may not be obtained; the risk of a material adverse change that Walgreens or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with Walgreens ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to Walgreens and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K and Form 10-Q, each of which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.
Important Information for Investors and Shareholders
This website and the materials on or accessible through this web sitedo not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreens and Alliance Boots, Walgreens Boots Alliance will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement of Walgreens that also constitutes a prospectus of Walgreens Boots Alliance. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreen’s Investor Relations Department at 847-315-2361.
Participants in the Solicitation
Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.
I agree to abide by the terms and conditions.
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About Alliance Boots
Duration: 3:06
Watch this video to learn more about Alliance Boots business and heritage

About Walgreens
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Watch this video to learn more about Walgreens business and heritage

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The Future

Duration: 0:55

Greg Wasson, Walgreens President and CEO, and Stefano Pessina, Executive Chairman of Alliance Boots, discuss the announcement







Walgreens Board of Directors Exercises Option to Complete Second Step of Strategic Partnership with Alliance Boots and Fully Combine Both Companies, Creating First Global Pharmacy-Led, Health and Wellbeing Enterprise

August 06, 2014

WALGREENS BOARD OF DIRECTORS EXERCISES OPTION TO COMPLETE SECOND STEP OF STRATEGIC PARTNERSHIP WITH ALLIANCE BOOTS AND FULLY COMBINE BOTH COMPANIES, CREATING FIRST GLOBAL PHARMACY-LED, HEALTH AND WELLBEING ENTERPRISE

August 05, 2014

WALGREENS TO PROVIDE UPDATE ON STRATEGIC TRANSACTION WITH ALLIANCE BOOTS ON AUG. 6

May 06, 2014

ALLIANCE BOOTS TO ACQUIRE TWO MAJOR RETAIL PHARMACY NETWORKS IN LATIN AMERICA

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Walgreens-Alliance Boots Investor Call Presentation

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Announcement Day Deal Factsheet

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As the largest drugstore chain in the United States, interacting with more than 8 million customers each day, Walgreens vision is to be the first choice in health and daily living for everyone in America, and beyond. More
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Alliance Boots is a leading international pharmacy-led health and beauty group whose focus is on helping people look and feel their best. More
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BCM, the contract manufacturing business of Alliance Boots, is one of the largest health and beauty contract manufacturers in Western Europe operating a range of different technologies.
BCM manufactures consumer health and beauty products for internal supply and third party brands, and also produces special prescription medicines for individual use. In total, it manufactures around 335 million units annually.
In addition to operations in Nottingham, in the UK, BCM has two other manufacturing facilities in Europe: BCM Cosmetique which is based in France and specialises in the manufacture of skincare and cosmetic brands; and BCM Kosmetik in Germany which produces colour cosmetics.
BCM Specials manufactures sterile and non-sterile bespoke unlicensed medicines for patients in the UK, with an inventory of around 70,000 formulations.
*All figures are as at 31 March 2014.
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No7

Pharmacy-led health & beauty retailing

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Alliance Boots, including our associates and joint ventures, has pharmacy-led health and beauty retail businesses in nine countries, each focused on helping people look and feel their best.

Together with our associates and joint ventures, we operate more than 3,150 health and beauty retail stores, of which just under 3,050 have a pharmacy, with a fast growing online presence. In Europe, we are the clear market leader in pharmacy with stores in the UK, Norway, the Republic of Ireland, The Netherlands and Lithuania. We also have pharmacies in Thailand and our associates and joint ventures operate pharmacies in China, Italy and Croatia. In addition, around 80 Boots branded stores operate in the Middle East on a franchise basis.

Our stores are located in convenient locations and put pharmacists at the heart of healthcare. Our pharmacists are well placed to provide a significant role in the provision of healthcare services, working closely with other primary healthcare providers in the communities we serve.

Our principal retail brand in the Health & Beauty Division is Boots, which we trade under in the UK, Norway, the Republic of Ireland, The Netherlands and Thailand. The Boots omni-channel offering is differentiated from that of competitors due to the product brands we own and 'only a Boots' exclusive products, together with our long established reputation for trust and customer care.

Boots Opticians is one of the leaders in the UK optical market with around 600 practices, of which around 180 operate on a franchise basis. Around 30% of practices are located in Boots stores with the balance being standalone optical practices. In addition, we have a leading position in the UK hearingcare market through our associate, Boots Hearingcare, which operates in around 430 locations across the UK, almost all of which are within Boots stores or standalone Boots Opticians practices.

We recognise the special status of Boots as the UK's most trusted pharmacy brand and continue to enhance our position as a leading provider of healthcare, beauty advice and services in local communities. We do this by delivering expert customer care, through investment in existing stores, by selectively expanding our store portfolio and, increasingly, through developing our omni-channel offering.

*All figures are approximations as at 31 March 2014 and include associates and joint ventures.

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Pharmaceutical wholesaling and distribution
Walgreens
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Overview
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Our pharmaceutical wholesale businesses, together with our associates and joint ventures, supply medicines, other healthcare products and related services to more than 180,000 pharmacies, doctors, health centres and hospitals from more than 370 distribution centres in 20 countries.
Our businesses provide high core service levels to pharmacists in terms of frequency of delivery, product availability, delivery accuracy, timeliness and reliability at competitive prices. We also offer our customers innovative added-value services which help pharmacists develop their own businesses. This includes membership of Alphega Pharmacy, our pan-European network for independent pharmacies. Alphega Pharmacy has a membership of more than 4,800 pharmacies in seven countries. This will increase significantly following the March 2014 vote by the vivesco pharmacy network in Germany, which has around 950 members, to rebrand as Alphega.
In addition to the wholesale of medicines and other healthcare products, we provide services to pharmaceutical manufacturers who are increasingly seeking to gain greater control over their product distribution while at the same time outsourcing non-core activities. These services include pre-wholesale and contract logistics, direct deliveries to pharmacies, and specialised medicine delivery including related home healthcare.
Combined with local engagement, scale is very important in pharmaceutical wholesaling. In addition to being the largest pharmaceutical wholesaler/distributor in Europe, Alliance Boots typically ranks as one of the top three in the individual countries in which we operate.
We continually seek to grow our wholesale and related distribution activities organically and through acquisitions, including investments in associates and joint ventures. These acquisitions are either in current or complementary business areas in countries in which we already operate or in new geographical markets which are typically large, fast growing and where we see the potential for market consolidation.
* All figures are approximations as at 31 March 2014 and include associates and joint ventures.
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Product Brands
Walgreens
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Overview
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Product Brands
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In our Health & Beauty Division, we have highly regarded and long established product brands such as No7, Boots Soltan and Botanics, together with newer brands such as Boots Pharmaceuticals and Boots Laboratories. Product innovation and development, packaging and product marketing capabilities are key skills which enable us to develop new and existing brands.
We are continuing to internationalise our key product brands, increasingly selling them through select retail partners, our own and third party internet shopping sites, and independent pharmacies. In the US, where Boots product brands have been sold through Target for many years, we are, in addition, introducing No7 and other key Boots product brands into the drugstore channel through Walgreens on a phased basis. In Asia, we extended our partnership with Dairy Farm to sell Boots product brands in their health and beauty stores in Hong Kong and Singapore. In Europe, our Boots Laboratories range is sold by independent pharmacies in five countries.
In addition, we have long term partnerships with a select number of third party brand owners to sell their products in Boots stores on an exclusive basis, sharing in the future brand equity. Most recently, we have established a specialist investment fund to invest in small and medium sized consumer brand businesses within the health, wellness, beauty and personal care sector. We continue to manufacture a significant proportion of our most popular own brand and exclusive products.
In our Pharmaceutical Wholesale Division and associates, Almus, our range of generic medicines, is sold in five countries and Alvita, our range of patient care products, is sold in six countries.
*All figures are approximations as at 31 March 2014 and include associates and joint ventures.
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History
1849
John Boot opens first Boots store, selling herbal remedies, in Goose Gate, Nottingham
1851
Maison Thomas founded in Agen, France (Pharmaceutical Wholesale)
1870
The Boots business begins to develop under Jesse Boot
1881
Jesse Boot moves the business to larger premises, which was followed by further store openings in Nottingham, the first stores outside Nottingham opening in 1884, the same year that the first pharmacist was recruited
1896
Interpharm created in The Netherlands (Pharmaceutical Wholesale)
1914
Boots now has over 550 stores across the UK selling a range of products well beyond that typically stocked by chemists. At the same time, Boots is increasingly manufacturing own brand products, supported by research into new pharmaceuticals
1915
Edgar Moss opens first pharmacy store in Feltham, Middlesex
1919
S.A.F.A created in Spain (Pharmaceutical Wholesale)
1927
Boots acquires Beeston site in Nottingham
1929
Boots opens its first building on the Beeston site in Nottingham
1933
Boots opens its 1,000th store
1935
Boots launches No7 cosmetics
1938
UniChem group is formed; its initial business being the wholesaling of pharmaceutical products to independent pharmacists
1939
Boots launches Soltan suncare range
1969

Ibuprofen launched in the UK (developed by Boots)
1977
Alleanza Farmaceutica founded by Stefano Pessina in Italy (Pharmaceutical Wholesale)
1982
Di Pharma founded by Ornella Barra in Italy (Pharmaceutical Wholesale)
1991
Alliance Santé formed from the merger between Alleanza Salute Italia, and ERPI and IFP, France (Pharmaceutical Wholesale)
UniChem purchases Moss Chemists
1996
Boots opens first store in Dublin, Republic of Ireland
1997
Joint venture between Alliance Santé and UniChem in Portugal approved
Alliance Santé merges with UniChem to form Alliance UniChem
Launch of Boots Advantage Card loyalty scheme
1998
Alliance UniChem acquires S.A.F.A. in Spain
1999
Partnership forged with Galenica AG, Switzerland
2000
Acquisition of Alliance Apotekene pharmacies in Norway commences
Alliance UniChem acquires a 25% stake in Turkish pharmaceutical wholesaler, Hedef
Acquisition of Interpharm in The Netherlands (Pharmaceutical Wholesale)
Purchase of De Vier Vijzels in The Netherlands (Retail Pharmacy)
Boots opens 50th store in Thailand
2002
Alliance UniChem increases its stake in Hedef Alliance to 50%
2003
Alliance UniChem indirectly acquires 40% stake in Egyptian Wholesaler UCP via Hedef Alliance
2004
Alliance UniChem increases shareholding in Andreae-Noris Zahn AG (ANZAG) to 29.99% of the equity (Germany)
2005
Alliance UniChem enters a strategic partnership with Portugal’s national association of pharmacies - Associação Nacional das Farmácias
Alliance UniChem acquires Alloga from Galenica
2006
Sale of Boots Healthcare International to Reckitt Benckiser completed
Alliance UniChem Plc merges with Boots Group PLC to form Alliance Boots plc
2007
Rebranding of the Alliance Pharmacy outlets as ‘your local Boots pharmacy’ commences in the UK
Alliance Boots is acquired by AB Acquisitions Limited
2008
Alliance Boots forms a 50:50 joint venture with Guangzhou Pharmaceuticals Corporation, the fourth largest pharmaceutical wholesaler in China
Hedef Alliance, together with UCP, acquired a 30% stake in Hydra Pharm, an Algerian pharmaceutical wholesaler
Alliance Boots acquires Central Homecare, which provides home healthcare services to patients in the UK who require management of complex drug therapies
Acquisition of Megapharm in Germany, which provides a range of specialised wholesaling and logistics services for oncology products
Acquisition of Depolabo, a leading provider of pharmaceutical pre-wholesale and contract logistics services in France
Rebranding of stores in Norway commences

2009
BCM, the Group’s contract manufacturing business, becomes a standalone business within Alliance Boots
Merger of Boots Opticians and Dollond & Aitchison, forming the second largest optical chain in the UK
Celebration of the 160th Anniversary of the Boots brand
Roll-out of ‘your local Boots pharmacy’ branded format completed
2010
100th ‘Boots apotek’ store opens in Norway
Alliance Boots becomes a majority shareholder in Hedef Alliance
Alliance Healthcare Italia becomes an associate business
Alliance Boots and its shareholders increase their shareholding in ANZAG to 81.64%. In addition to Germany, ANZAG has pharmaceutical wholesale businesses in Lithuania and Romania and an associate in Croatia which also operates in Bosnia Herzegovina, Serbia and Slovenia
2011
Alliance Boots increases its shareholding in Hedef Alliance to 80%
Alliance Boots launches a five year charity partnership with the European Organisation for Research and Treatment of Cancer Charitable Trust
Membership of the pan-European Alphega Pharmacy network increases to over 4,000 pharmacies (France, Italy, Spain, UK, Czech Republic and Russia)
2012
Celebration of the 200th Boots branded store opening in Thailand
ANZAG increases its stake in Farmexpert (Romanian wholesale subsidiary) to 80%
Walgreens and Alliance Boots announced they have entered into a strategic transaction to create the first global pharmacy-led, health and wellbeing enterprise
2013
Alliance Boots reaches 100% ownership of ANZAG
De-listing of ANZAG from Frankfurt Stock Exchange
Boots UK extends hearingcare partnership with Sonova
Walgreens and Alliance Boots announce strategic, long term relationship with AmerisourceBergen
Alliance Boots increases stake in ANZAG to 96%
Alliance Boots reacquires Alliance Healthcare Russia
Alliance Healthcare Russia becomes an associate business
ANZAG rebranded to Alliance Healthcare Deutschland
Equity interest in Galenica distributed to the Group’s ultimate parent company
Alliance Boots reaches 100% ownership of Hedef Alliance (Turkey)
Alliance Boots reaches 100% ownership of Farmexpert (Romania)
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Overview
Walgreens
Overview
History
Alliance Boots
Overview
Health & Beauty
Pharmaceutical wholesaling and distribution
Product Brands
Contract Manufacturing
History
Alliance Boots is a leading international pharmacy-led health and beauty group delivering a range of products and services to customers.
Working in close partnership with manufacturers and pharmacists, we are committed to improving health in the local communities we serve and helping our customers and patients to look and feel their best.
Our focus is on growing our two core business activities:
Pharmacy-led health and beauty retailing
Pharmaceutical wholesaling and distribution
…while increasingly developing and internationalising our product brands.

Mission, purpose and values
Mission
We seek to develop our core businesses of pharmacy-led health and beauty retailing and pharmaceutical wholesaling across the world and become a significant player in many major international markets.
Purpose
To deliver products and services that help people look and feel their best.
Values
We believe in making a difference and are proud of the contribution we make to the wellbeing of the communities we serve. Our core values are:
Partnership
Includes respect, understanding and working together. Creating and building value through partnerships and alliances, inside and outside the business. Together we can achieve more.
Trust
The essence of the way Alliance Boots does business. Alliance Boots is trusted because we deliver on our promises.
Service
We hold ourselves to high standards of care and service, for our customers and our people.
Entrepreneurship
Alliance Boots is an innovative company, which seeks new challenges and has a winning spirit.
Simplicity
Alliance Boots is proud of being lean and efficient, uncomplicated and easy to do business with.
Strategy and objectives
Alliance Boots’ strategy is to focus on our two core business activities of pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution, while increasingly developing and internationalising our product brands to create a third dimension.
Our strategy includes:
growing our core businesses in existing markets through service, value and innovation continuing to deliver productivity improvements and other cost savings pursuing growth opportunities in selective new high growth markets launching our product brands in new markets
delivering synergies through our transformational strategic partnerships
This strategy is underpinned by our continued focus on patient/customer needs and service, our work with governments to further their healthcare agendas, selective partnerships and our strong financial disciplines.

Financial highlights
Alliance Boots financial performance in 2013/2014
For the year ended 31 March 2014
Revenue
reported: up 4.3% to £23.4 billion
including share of associates and joint ventures: up 4.3% to £25.7 billion
Trading Profit
reported: up 0.4% to £1,270 million
including share of associates and joint ventures: up 7.7% to £1,382 million
Profit attributable to equity shareholders
underlying: up 18.5% to £840 million
statutory: up 32.4% to £936 million
Cash flow and net borrowings
cash generated from operations: £1,544 million
net borrowings down £842 million to £5,051 million
A glossary of key terms, including definitions of additional performance measures, is included on page 123 of the 2013/14 Annual Report.
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As America’s largest drugstore chain founded over a century ago, Walgreens provides the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice.
About Us
Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with online and mobile services. These services improve health outcomes and lower costs for employers, managed care organizations, health systems, pharmacy benefit managers and the public sector.
Fast Facts
Based in Deerfield, Illinois, Walgreens operates approximately 8,200 drugstores in all 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, including 5,900 drugstores with pharmacy drive-thrus and over 1,700 stores open 24 hours*
Walgreens filled 821 million prescriptions in fiscal 2013; nearly one in five retail prescriptions in America
Walgreens manages more than 400 in-store convenient care clinics throughout the country
Fortune magazine’s World’s Most Admired Companies list has included Walgreens for the past 21 consecutive years
Walgreens is ranked 37th on the Fortune 500 and 117th among Fortune’s Global 500 Largest Companies
For the third time in four years, Fast Company ranked Walgreens as one of the healthcare industry’s most innovative companies for leadership and innovation in healthcare services

* As of Aug. 2014
A Typical Walgreens Store
Total size: 14,500 square feet
Sales area: 11,000 square feet
Items for sale: 18,000
Employees: 20-25
Annual sales: $8.5 million
By the numbers
Employees: 248,000*
Fiscal 2013 Sales: $72.2 billion
Fiscal 2013 Operating income: $3.94 billion
Fiscal 2013 Net Profit: $2.45 billion
* As of Aug. 2013
Transforming the Traditional Drugstore
Walgreens is transforming the traditional drugstore into a health and daily living destination that offers a range of products and services to help customers get, stay and live well. In 2011, Walgreens introduced its Well Experience store format, which offers a new, enhanced layout, a completely revamped pharmacy and health care experience and a number of new product selections. At the core of this approach is an effort to bring pharmacists out from behind the counter so they can provide more counseling to patients, offer clinical services and answer questions. By advancing the role of the community pharmacist in this way, the company believes it can create better health outcomes, prevent hospitalizations and save money for patients, employers, insurers and the health care system.
Our Mission
To be the most trusted, convenient multichannel provider and advisor of innovative pharmacy, health and wellbeing solutions, and consumer goods and services in communities across America. A destination where health and happiness come together to help people get, stay and live well.
Our Values
Based on the principles upon which Walgreens was founded more than a century ago:
Honesty, trust and integrity with our customers, our shareholders, suppliers, the communities we serve and among ourselves.
Quality through consistent and reliable service, advice and products across every touchpoint and channel.
Caring, compassionate and driven to delivering a great customer and patient experience through outstanding service and a desire for healthy outcomes.
A strong community commitment and presence built through service, expertise and the personal engagement of every Walgreen team member.
Our People
We are a company that understands we serve our customers and patients best if our workforce reflects the diversity of our world.
Core values of dignity and mutual respect are the foundation for providing a workplace that embraces the individuality of all employees and the communities we serve.
We recruit service-oriented, skilled and diverse individuals so that our patients and customers find the experience they expect in our stores.

Recent Milestones
AmerisourceBergen Transaction
In 2013 Walgreens and Alliance Boots entered into an innovative long-term partnership with AmerisourceBergen, one of North America’s largest pharmaceutical services companies. The relationship enables Walgreens, Alliance Boots and AmerisourceBergen to benefit from greater scale and global opportunities and work together on programs to improve service levels and efficiencies, while reducing costs and increasing patient access to pharmaceuticals.
Opens First Net Zero Store
In November 2013 Walgreens opened what is believed to be the nation’s first net zero energy retail store, anticipated to produce energy equal to or greater than it consumes. Located in Evanston, Ill., the store sports two wind turbines, nearly 850 solar panels and a geothermal system burrowed 550 feet into the ground.
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Alliance Boots Walgreens

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Walgreens
Chicago proud
eat well

History

Walgreens
- Overview
- History

Alliance Boots
- Overview
- History

1901

- Charles R. Walgreen Sr. purchased the Chicago drugstore where he had worked as a pharmacist — and that started the Walgreens chain. His energy and enthusiasm soon led to new ideas and ambitious expansion. For example, he manufactured his own line of drug products to ensure high quality and low prices.

1909

- The second Walgreens store opened.

1916

- Nine stores incorporated as Walgreen Co.

1922

- Walgreens invented the malted milkshake. Customers stood three and four deep around the soda fountain to buy the "double-rich chocolate malted milk."

1926

- The 100th store opened in Chicago.

1927

- Walgreen Co. stock went public.

1933

- Walgreens helped celebrate Chicago's World Fair. The company opened four stores on the Century of Progress fairgrounds. These stores experimented with advanced fixture design, new lighting techniques and colors — ideas that helped modernize drugstore layout and design.

1939
Charles Walgreen Sr. died and Charles Walgreen Jr. became the company’s president.
1943
The company opened a nonprofit 6,000-foot drugstore in the Pentagon. All the profits from the store went to the Pentagon Post Restaurant Council, which supervised food service in the complex. The store operated into the 1980s.
1946
Walgreens acquired its first foreign property when the company bought the Mexican retailer Sanborn’s. In 1984, the company sold Sanborn’s.
1950
Walgreens began to build self-service instead of clerk service stores in the Midwest. By 1953, Walgreens was the largest self-service retailer in the drugstore industry.
1960
Walgreens entered the Puerto Rico market.
Walgreens filled its 100 millionth prescription, far more than any drug chain at that time.
1968
Walgreens became the first major drug chain to put its prescriptions into child-resistant containers, long before it was required by law.
1969
Charles Walgreen III became the company’s president.
1975
Walgreens reached $1 billion in sales.
1981
The first Intercom computers were installed in five Walgreens pharmacies in Des Moines, Iowa. This was the initial step toward making Walgreens the first drugstore chain to connect all its pharmacy departments via satellite.
1982
Next-day photofinishing became available chainwide.
1984
Walgreens opened its 1,000th store, at 1200 N. Dearborn in Chicago.
1991
In November, the chain completed installation of point-of-sale scanning to speed checkouts.
1992
Walgreens opened its first drugstore with a drive-thru pharmacy.

1994
The 2,000th store opened in Cleveland.
1997
Intercom Plus, Walgreens advanced computer system, completed rollout to all stores. Intercom Plus speeds the prescription-filling process, permits better patient counseling and is the leading pharmacy system in the industry.
1999
Walgreens.com, a comprehensive online pharmacy, was launched offering customers a convenient and secure way to take care of many pharmaceutical and healthcare needs online. In addition, the site provides Mayo Clinic Health Information, a trusted source in health and wellness information.
Charles Walgreen III retired. L. Daniel Jorndt is named chairman.
2000
Walgreens reached the 3,000-store mark when its location at Halsted and Monroe in Chicago opened.
2001
Walgreens celebrated its centennial in June and rang the opening bell at the New York Stock Exchange.
2002
Walgreens became the first drugstore chain to offer prescription labels in multiple languages chainwide. Today, labels can be printed in one of 14 languages — Arabic, Chinese, French, German, Italian, Japanese, Korean, Polish, Portuguese, Russian, Spanish, Tagalog, Vietnamese and English.
2003
Walgreens reached the 4,000-store mark when its location at Coldwater Canyon Avenue and Magnolia Boulevard in Van Nuys, Calif., opened in March. L. Daniel Jorndt retired and David Bernauer was named chairman.
2005
Walgreens opened its 5,000th store in Richmond, Va., in October.
2006
In July, president Jeffrey A. Rein was named CEO while former CEO and chairman David W. Bernauer continued as chairman.
Also in July, Walgreens acquired Happy Harry’s drugstore chain, adding 76 stores, primarily in Delaware.
In the fall, Walgreens began offering in-store health clinics, called Health Corner Clinics, with nurse practitioners treating walk-in patients for common ailments. During 2006, clinics opened in St. Louis, Kansas City, Chicago and Atlanta.

2007
Walgreens acquired Take Care Health Systems and with the acquisition, it expects to have more than 400 clinics by the end of 2008.
Also in 2007, chairman David W. Bernauer retired and Jeffrey A. Rein became chairman and CEO. Gregory D. Wasson was named president and COO.
In the summer of 2007, Walgreens acquired Option Care, a network of more than 100 pharmacies (including more than 60 company-owned) in 34 states, providing a full spectrum of specialty pharmacy and home infusion services.
In the fall of 2007, Walgreens opened its first store in Hawaii in Honolulu and celebrated the opening of its 6,000th store in New Orleans.
2008
Walgreens completed its acquisitions of worksite health care providers I-trax/CHD Meridian Healthcare and Whole Health Management.
Jeff Rein retires as CEO, and Alan McNally is named the company’s chairman of the board and acting CEO.
2009
Greg Wasson is appointed as CEO of the company.
Walgreens opened its first store in Alaska, marking its presence in all 50 states.
The company celebrated the opening of its 7,000th store nationwide with a grand opening in Brooklyn, N.Y.
Walgreens offered H1N1vaccinations at all of its pharmacies and Take Care Clinics nationwide to fight the flu pandemic.
2010
Charles R. Walgreen III retired from the company’s board of directors after 46 years of service.
Walgreens completed its acquisition of the Duane Reade drugstore chain in New York.
Walgreens opened its first Well Experience format stores in Oak Park and Wheeling, Ill.
2011
Walgreens completed its acquisition of online retailer drugstore.com.
Walgreens introduced Web Pickup service in the Chicago area, combining the convenience of online shopping with its neighborhood stores.
Duane Reade opened its flagship store at 40 Wall Street in Manhattan, NY.
The company marked its continued commitment to sustainability with its 100th rooftop solar power system installation at a store in Mason, Ohio.
2012
Walgreens debuted its Chicago flagship store, returning to the iconic shopping corner of State and Randolph in Chicago’s Loop where it operated a store from 1926 to 2005.
Walgreens completed its acquisition of Bioscrip’s community specialty pharmacies and centralized specialty and mail service pharmacy businesses.
Walgreens launched a new online “Find Your Pharmacist” tool that allows customers to select a pharmacist by matching their health care needs with the areas of expertise, specialties, languages and clinical backgrounds of Walgreens pharmacists.
Walgreens and Alliance Boots announced they have entered into a strategic transaction to create the first global pharmacy-led, health and wellbeing enterprise.

2013
Walgreens and Alliance Boots enter into a strategic long-term relationship with AmerisourceBergen, bringing together the strengths of the world’s leading pharmacy-led health and wellbeing companies with a leading pharmaceutical services organization to build an even more robust global supply chain.
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Financial Benefits
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With the full combination, Walgreens Boots Alliance will be positioned for a new era of profitable growth and is aggressively pursuing future opportunities to drive sustainable shareholder value over the long term
The combined company is establishing goals for fiscal 2016 to generate revenue of between $126 and $130 billion and adjusted earnings per share of $4.25 to $4.60
The combined company anticipates exceeding the previously established $1 billion synergy goal.
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Strategic Rationale
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Creates the first global pharmacy-led health and wellbeing enterprise
Better serves consumers, patients and business customers by sharing best practices in areas such as wholesale, pharmacy and retail
Both companies have iconic brands, shared values and a heritage of providing trusted healthcare products and services to retail and wholesale customers for over a hundred years
Walgreens and Alliance Boots are market leaders in their respective geographies and have highly complementary capabilities and assets, with a compelling global footprint
Walgreens and Alliance Boots are ideally positioned to expand their customer offerings in existing markets and become the healthcare partner of choice in emerging markets
The success of the Walgreens Boots Alliance Development joint venture and the partnership with AmerisourceBergen further position the combined company to be a leader on a global scale
Already, the benefits of the Walgreens Boots Alliance partnership are visible and impactful:
Established synergy joint venture in Bern to offer a single face to the marketplace and drive deeper global partnerships
Forged strategic relationship with and equity investment in AmerisourceBergen
Expanded collaborative efforts and best practice sharing across businesses
Exchanged key executive talent to lead U.S. Daily Living business and U.K. Pharmacy business
Successfully introduced No 7 and other Boots own brands into certain U.S. markets, with expansion plans currently underway
Expanded into key Latin American markets with the pending acquisition of Farmacias Ahumada
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Three Year Plan
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Three Year Plan
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Three-Year “Next Chapter” Plan and Financial Goals
With the full combination, Walgreens Boots Alliance will be positioned for a new era of profitable growth and is aggressively pursuing future opportunities to drive sustainable shareholder value over the long term. To do so, the company is launching a new three-year “Next Chapter” plan that will maximize the scope and scale of the new combined company.
Through the plan, Walgreens Boots Alliance will accelerate core business performance by providing:
A differentiated retail experience that transforms the retail model for health and wellness and changes the way women shop for beauty
Integrated pharmacy and health care that advance the role of pharmacists and provide access to disruptive health care services
Global pharmaceutical services that reinvent the wholesale value chain and deliver a seamless specialty pharmacy model
With the plan, the combined company is establishing goals for fiscal 2016 including revenue of between $126 billion and $130 billion and adjusted earnings per share of $4.25 to $4.60. In addition, the combined company anticipates exceeding the previously established $1 billion synergy goal.
Cost Reduction Initiative
As part of the combined company’s goal to establish an efficient global platform, the management team is accelerating a multi-faceted cost-reduction initiative across the enterprise. The $1 billion, three-year plan includes corporate, field and store-level cost reductions. The company is making significant progress in an effort that is already under way in order to begin realizing incremental benefits in fiscal 2015. Additional details will be provided in coming quarters as the company recognizes certain costs associated with these initiatives. These cost savings are additive to the synergies discussed above.
Capital Allocation Policy
The board of directors has approved a new capital allocation policy for the combined enterprise. The policy is designed to ensure a balanced and disciplined approach to capital intended to drive business growth and generate strong returns, while returning cash to shareholders through dividends and share repurchases over the long term. The key elements of the new capital allocation policy include:
Investing across core businesses at suitable returns to drive organic growth
Pursuing strategic opportunities, including mergers and acquisitions, that are consistent with the company’s strategy, meet its return requirements, are accretive and drive long-term growth
Maintaining a strong balance sheet and financial flexibility with a commitment to solid investment grade credit ratings to govern future capital allocation
Returning cash to shareholders by targeting a 30-35 percent long-term dividend payout ratio and a new $3 billion share repurchase authorization through the end of fiscal 2016
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Step 1
Walgreens invests a total of $6.7 billion in Alliance Boots, representing $4.0 billion in cash and 83.4 million shares of Walgreens common stock in exchange for a 45% equity ownership stake in Alliance Boots, excluding the benefit of minority ownership in Galenica
Walgreens completes its initial investment in Alliance Boots in August 2012.
Step 2
Under the terms of the revised agreement announced today, the period during which Walgreens is permitted to exercise its option to acquire the remaining 55 percent of Alliance Boots that it does not currently own, in exchange for £3,133 million in cash (equivalent to approximately $5.29 billion at a current $1.69=£1 exchange rate) payable in British pounds sterling, and approximately 144.3 million shares of common stock of Walgreens, has been accelerated to begin on Aug. 5, 2014 and end on Feb. 5, 2015. Pursuant to the agreement, Walgreens exercised the option through an affiliate on Aug. 5.
A new holding company to be formed in connection with the transaction will be named Walgreens Boots Alliance, Inc., and will include four divisions: Walgreen Co. (the largest drugstore chain in the United States); Boots (the U.K. and Republic of Ireland’s leading pharmacy-led health and beauty retailer); Pharmaceutical Wholesale and International Retail (including Alliance Healthcare, Europe’s largest pharmaceutical wholesaler); and Global Brands. In addition, the combined company is establishing a cross-divisional global pharmacy market access group.
The fully combined Walgreens Boots Alliance global enterprise will be domiciled in the United States and headquartered in the Chicago area. Walgreens operations will remain headquartered in Deerfield, Ill., and Boots operations will remain headquartered at its current location in Nottingham, U.K.
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Walgreens Boots Alliance
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Walgreen Co., the largest drug store chain in the U.S., and Alliance Boots, the leading international pharmacy-led health and beauty group, announce plans to fully combine the two companies to form Walgreens Boots Alliance, Inc. The transaction, subject to shareholder and various regulatory approvals, would fully combine the two companies to form the first global pharmacy-led, health and wellbeing enterprise.
The action follows the launch of the companies’ long-term strategic partnership in June 2012, when Walgreens acquired 45 percent equity ownership in Alliance Boots, with the option to proceed to a full combination by acquiring the remaining 55 percent of Alliance Boots in three years’ time (Step 2). Walgreens expects to close the transaction in the first quarter of calendar 2015.
Walgreens Boots Alliance will include four divisions: Walgreen Co. (the largest drugstore chain in the United States); Boots (the U.K. and Republic of Ireland’s leading pharmacy-led health and beauty retailer); Pharmaceutical Wholesale and International Retail (including Alliance Healthcare, Europe’s largest pharmaceutical wholesaler); and Global Brands. In addition, the combined company is establishing a cross-divisional global pharmacy market access group.
The fully combined Walgreens Boots Alliance global enterprise will be domiciled in the United States and headquartered in the Chicago area. Walgreens operations will remain headquartered in Deerfield, Ill., and Boots operations will remain headquartered at its current location in Nottingham, U.K.
Upon closing, the combined enterprise will blend senior management from both companies including Walgreens President, CEO and board member Greg Wasson who will be president and CEO of Walgreens Boots Alliance, and Stefano Pessina, executive chairman of Alliance Boots, who will be executive vice chairman of the combined company responsible for strategy and M&A reporting to Wasson, and chairman of a new strategy committee of the board of directors.
Walgreens Boots Alliance combines two leading companies with iconic brands, complementary geographic footprints, shared values and a heritage of trusted health care services through pharmaceutical wholesaling and community pharmacy care, dating back more than 100 years each. Combining the companies will create a new global leader in pharmacy-led health and wellbeing retail with more than 11,000* stores in 10* countries and an unparalleled portfolio of retail and business brands, as well as increasingly global health and beauty product brands.
The full combination also will establish the world’s largest pharmaceutical wholesale and distribution network with more than 370* distribution centers delivering to more than 180,000* pharmacies, doctors, health centers and hospitals in 20* countries. Walgreens Boots Alliance will be the world’s largest purchaser of prescription drugs and many other health and wellbeing products. The combined size, scale and expertise will help Walgreens and Alliance Boots expand the supply, and address the rising cost, of prescription drugs in America and worldwide.
Walgreens employs 248,000 people across the United States. Combined, Walgreens and Alliance Boots will have a global workforce of more than 350,000.
* Note: Figures include Alliance Boots associates and joint ventures
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Alliance Boots
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Walgreens Boots Alliance will be led by a top management team consisting of senior executives from both companies
Greg Wasson
President and CEO
Read biography
Stefano Pessina
Executive Vice Chairman, Strategy & New Market Development
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Ornella Barra
President & Chief Executive, Global Wholesale & International Retail
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Jeffrey Berkowitz
President of Pharma & Global Market Access
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Alex Gourlay
President, Walgreens
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Alex Gourlay
President, Walgreens
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Tim McLevish
Chief Financial Officer
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Ken Murphy
President, Global Brands
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Simon Roberts
President, Boots
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Thomas Sabatino
Global Chief Legal & Administrative Officer
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Timothy Theriault
Global Chief Information Officer
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Kathleen Wilson-Thompson
Global Chief Human Resource Officer
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Greg Wasson
Stefano Pessina
Ornella Barra
Jeff Berkowitz
Alex Gourlay
Tim McLevish
Ken Murphy
Simon Roberts
Thomas Sabatino
Tim Theriault
Kathleen Wilson-Thompson
Greg Wasson
President and CEO
Bio
Gregory D. Wasson is president and CEO of Walgreens Boots Alliance, and has served on the Walgreen Co. board since 2009.
Wasson joined Walgreens as a pharmacy intern in 1980 while a student at Purdue University’s School of Pharmacy in West Lafayette, Ind. After earning his bachelor’s degree in pharmacy in 1981, he managed several Houston Walgreens drugstores before being promoted to district manager in 1986. He was promoted to a regional vice president of Walgreens store operations in 1999.
In 2001, he was named a Walgreens vice president and executive vice president of Walgreens Health Initiatives, the company’s pharmacy benefit manager (PBM). Wasson was promoted to president of Walgreens Health Initiatives in 2002 and named a Walgreens senior vice president in 2004 and a Walgreens executive vice president in 2005. He became president and chief operating officer of Walgreens in 2007 and was appointed CEO in February 2009.
Wasson is a member of the board of directors of Alliance Boots GmbH, the leading international pharmacy-led health and beauty group in which Walgreens holds a 45 percent equity stake. He is also a member of the board of directors of AmerisourceBergen, a global pharmaceutical sourcing and distribution services company that Walgreens and Alliance Boots GmbH entered into a strategic long-term relationship with in March 2013. He also serves on the board of directors of Verizon Communications Inc., the National Association of Chain Drug Stores, the Retail Industry Leaders Association, the Healthcare Leadership Council, the Consumer Goods Forum, World Business Chicago, The Field Museum, the Museum of Science and Industry and the Midtown Educational Foundation, as well as being a member of the British-American Business Council International Advisory Board. He is a member of The Economic Club of Chicago, The Business Council, The Wall Street Journal CEO Council and the civic committee of the Commercial Club of Chicago. He serves as a member of the Illinois chapter of the American Cancer Society’s CEOs Against Cancer and co-chaired the society’s 2014 Discovery Ball.
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Greg Wasson
Stefano Pessina
Ornella Barra
Jeff Berkowitz
Alex Gourlay
Tim McLevish
Ken Murphy
Simon Roberts
Thomas Sabatino
Tim Theriault
Kathleen Wilson-Thompson
Stefano Pessina
Executive Vice Chairman, Strategy & New Market Development
Bio
Stefano Pessina is executive vice chairman, strategy & new market development for Walgreens Boots Alliance.
Pessina was appointed Executive Chairman of Alliance Boots in July 2007, having previously been its Executive Deputy Chairman. In August 2012, Stefano was appointed as a non-executive Director of Walgreens and he is also a non-executive Director of Galenica and a member of the Board of the Consumer Goods Forum. Prior to the merger of Alliance UniChem and Boots Group, he was Executive Deputy Chairman of Alliance UniChem, previously having been its Chief Executive for three years up until December 2004.
Pessina was appointed to the Alliance UniChem Board in 1997 when UniChem merged with Alliance Santé, the Franco-Italian pharmaceutical wholesale group which he established in Italy in 1977. He is an engineer by profession.
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Ornella Barra
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Greg Wasson
Stefano Pessina
Ornella Barra
Jeff Berkowitz
Alex Gourlay
Tim McLevish
Ken Murphy
Simon Roberts
Thomas Sabatino
Tim Theriault
Kathleen Wilson-Thompson
Ornella Barra
President & Chief Executive, Global Wholesale & International Retail
Bio
Ornella Barra is president and chief executive, global wholesale & international retail for Walgreens Boots Alliance.
Barra previously served as Chief Executive, Wholesale and Brands for Alliance Boots. She had previously been Chief Executive of the Pharmaceutical Wholesale Division (from January 2009 to September 2013), and before that, Wholesale & Commercial Affairs Director. In her role, she oversaw the Pharmaceutical Wholesale Division as well as the overall development of International Health & Beauty and Brands. Barra is Chairman of the social responsibilities committee.
Prior to the merger of Alliance UniChem and Boots Group she was executive Director of Alliance UniChem with wholesale and commercial affairs responsibilities, having been appointed to its Board in 1997 when Alliance Santé merged with UniChem.
In April 2013, Barra was appointed as an independent member of the Board of Assicurazioni Generali. She started her career as a pharmacist in Italy and is an honorary professor at the University of Nottingham’s School of Pharmacy.
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Kathleen Wilson-Thompson
Jeffrey Berkowitz
President of Pharma & Global Market Access
Bio
Jeffrey Berkowitz is president of pharma & global market access for Walgreens Boots Alliance.
Previously, Berkowitz was the president of Walgreens Boots Alliance Development GmbH. Prior to taking on this role in late 2012, Berkowitz served as the senior vice president, Pharmaceutical Development and Market Access and was responsible for all pharmaceutical procurement and relationships, managed care sales and marketing and contracts and pricing related to reimbursement.
Prior to joining Walgreens in September 2010, Berkowitz was senior vice president of global market access for Merck & Company, Inc. In that role, he was accountable for all activity related to access, pricing, payer marketing, health outcomes and health technology assessments worldwide and a member of the Global Human Health and Emerging Markets leadership teams.
From 2002 to 2009, Berkowitz held a variety of positions with increasing responsibility in market access, sales and marketing with Schering-Plough prior to its acquisition by Merck in 2009. His tenure there culminated in his role as group vice president of diversified products and global market access. In this capacity, he held global P&L responsibility for the company’s $2.5 billion diversified products franchises and was a member of the global management team. He also served as legal director for Schering-Plough’s managed care and commercial group from 1998 to 2002.
Before joining Schering-Plough, Berkowitz was a health care attorney for the international law firm Proskauer Rose LLP in New York and Washington, D.C.
Berkowitz earned his bachelor’s degree in political science from Union College in Schenectady, N.Y., and his Juris Doctor from Brooklyn Law School in Brooklyn, N.Y. He has been recognized three times in PharmaVoice magazine as one of the 100 Most Inspiring Leaders in the Life Sciences in 2009, 2010 and 2012.
Berkowitz serves on the board of directors of Infinity Pharmaceuticals, Inc., an innovative biopharmaceutical company dedicated to discovering, developing and delivering best-in-class medicines to people with difficult-to-treat diseases.
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Alex Gourlay
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Greg Wasson
Stefano Pessina
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Jeff Berkowitz
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Tim McLevish
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Thomas Sabatino
Tim Theriault
Kathleen Wilson-Thompson
Alex Gourlay
President, Walgreens
Bio
Alex Gourlay is president of Walgreens.
He joined Walgreens as Executive Vice President, President of Customer Experience and Daily Living in October 2013. In that role, reporting to Walgreens President and Chief Executive Officer Greg Wasson, he lead an enhanced Walgreens daily living business operation overseeing customer experience, U.S. merchandising, marketing, customer insights, daily living products and promotions.
Gourlay was previously Chief Executive, Health & Beauty Division, Alliance Boots, a role he undertook in January 2009, when he was also appointed to the Board of Alliance Boots.
He had previously been Managing Director of Boots UK and a member of the Alliance Boots Group operating committee following the acquisition of Alliance Boots plc by AB Acquisitions Limited in 2007.
Prior to this, he was Healthcare Director of Boots the Chemists, having held senior management positions in store operations and human resources.
In February 2013, Gourlay became co-chairman of the new national Future High Streets Forum set up to advise the UK Government. He is also a Board member of Business in the Community. He is a pharmacist and a member of the Royal Pharmaceutical Society of Great Britain.
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Tim McLevish
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Thomas Sabatino
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Kathleen Wilson-Thompson
Tim McLevish
Chief Financial Officer
Bio
Tim McLevish is chief financial officer of Walgreens Boots Alliance.
McLevish previously served as executive vice president and chief financial officer of Kraft Foods Group, one of North America’s largest consumer packaged food and beverage companies. Prior to Kraft, he was chief financial officer for Ingersoll-Rand and Mead Corporation.
McLevish has a bachelor’s degree from University of Minnesota and an MBA from Harvard University.
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Ken Murphy
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Kathleen Wilson-Thompson
Ken Murphy
President, Global Brands
Bio
Ken Murphy is president, global brands for Walgreens Boots Alliance.
Murphy previously served as Managing Director, Health & Beauty, International and Brands at Alliance Boots in August 2013. In this role he was responsible for product innovation, product development, branding, international pharmacy-led health and beauty retailing (other than the UK and Republic of Ireland) and global account management, together with contract manufacturing (BCM).
Previously, he was joint Chief Operating Officer for Boots in the UK and Republic of Ireland. Murphy’s role included responsibility for the trading, brands, supply chain, IT, commercial business development and marketing areas.
Prior to this, Murphy had held the positions of Commercial Director for Boots UK and Group Business Transformation Director for Alliance Boots, where he led the integration of Alliance UniChem and Boots Group in 2006 following the merger of the two companies.
He also worked in a variety of roles within the Group including Managing Director of the Italian wholesale business of Alliance UniChem and Finance Director of UniChem.
Before joining the Group, Murphy worked for Procter & Gamble and Coopers & Lybrand.
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Simon Roberts
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Greg Wasson
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Jeff Berkowitz
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Tim McLevish
Ken Murphy
Simon Roberts
Thomas Sabatino
Tim Theriault
Kathleen Wilson-Thompson
Simon Roberts
President, Boots
Bio
Simon Roberts is president, Boots for Walgreens Boots Alliance.
Roberts previously was Managing Director, Health & Beauty UK and Republic of Ireland at Alliance Boots in August 2013. In this role, he was responsible for retail and pharmacy activities in these countries (including Boots Opticians).
Previously, Roberts was joint Chief Operating Officer for Boots in the UK and Republic of Ireland. His role included leading store networks, pharmacy, operations and customer care teams.
Roberts joined Boots as Regional Director of the South Region in 2003. Additionally, he spent the first 15 years of his career at Marks and Spencer in a number of store, regional and divisional leadership roles across the UK.
Roberts is co-chair of The Future High Street Forum, Chair of the BiTC Enterprise leadership team and Vice President of the Institute of Customer Service.
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Thomas Sabatino
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Tim McLevish
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Simon Roberts
Thomas Sabatino
Tim Theriault
Kathleen Wilson-Thompson
Thomas Sabatino
Global Chief Legal & Administrative Officer
Bio
Thomas J. Sabatino, Jr. is global chief legal & administrative officer for Walgreens Boots Alliance.
Sabatino joined Walgreens in September 2011 after having held general counsel roles with United Airlines, Inc., Schering-Plough Corporation, Baxter International Inc., and American Medical International, Inc.
After beginning his career with a law firm and then moving into corporate law, Sabatino was named president and CEO in 1990 of privately-held medical products manufacturer and distributor Secure Medical, Inc., of Mundelein, Ill. In 1992, he joined American Medical International, a Dallas-based for-profit hospital chain with 40 acute-care hospitals. Three years later he joined Baxter International and was named senior vice president and general counsel for the company in 1997.
Sabatino moved to Schering-Plough in 2004 as executive vice president and general counsel for global law and public affairs.
In March 2010, he was appointed general counsel of United Airlines and immediately took a leading role in its merger negotiations with Continental Airlines, Inc. Sabatino left United Continental Holdings, Inc. in 2011 after completion of the merger.
Sabatino earned a bachelor of arts degree from Wesleyan University in Middletown, Conn., in 1980 and his law degree from the University of Pennsylvania in Philadelphia in 1983.
He is a member of the bar in Massachusetts, Illinois and California. He serves on the board of directors of Alliance Boots, GmbH; the board of directors of Unigene Laboratories, Inc.; the board of directors of the Association of Corporate Counsel as its chair; the advisory board of Corporate Pro Bono; and the board of directors of the International Institute for Conflict Prevention and Resolution.
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Kathleen Wilson-Thompson
Timothy Theriault
Global Chief Information Officer
Bio
Timothy J. Theriault is global chief information officer for Walgreen Boots Alliance.
Theriault was previously senior vice president and chief information, innovation and improvement officer for Walgreen Co., where he was responsible for the innovative solutions division, which implements the company’s strategy to grow revenue and reinvent its cost structure through continuous improvement and innovation. He also oversaw Walgreens health IT infrastructure, which encompasses all health care technologies driving the company and solutions for B2B relationships. This includes centralizing patient health information and developing capabilities for payers and providers to view patient data.
Since joining Walgreens, Theriault has restructured the information technology organization to support new company strategies and enable innovation. Theriault currently heads initiatives to use technology to better understand the customer, enhance the online business and integrate new health care products that support the core retail activities.
Before joining Walgreens in 2009, Theriault was president of corporate and institutional services for Northern Trust Corporation in Chicago, a global leader in delivering investment management, asset and fund administration, fiduciary and banking solutions to corporations, institutions and affluent individuals. Theriault worked at Northern Trust for 25 years, during which time he also served as executive vice president and chief technology officer, heading the company’s worldwide operations and technology department.
Theriault earned a bachelor’s degree in business management from Illinois State University, Normal, Ill., in 1982, and completed the advanced management program at Harvard University Business School in 2007.
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Kathleen Wilson-Thompson
Kathleen Wilson-Thompson
Global Chief Human Resource Officer
Bio
Kathleen Wilson-Thompson is global chief human resource officer for Walgreens Boots Alliance.
Wilson-Thompson joined Walgreens in January 2010, and previously servied as senior vice president and chief human resources officer for Walgreen Co. Prior to Walgreens, she held several positions for Kellogg from 1992 to 2009 and left the company as senior vice president of global human resources. She also worked as vice president and staff counsel of litigation and banking law for Michigan National Corporation in Farmington Hills, Mich., from 1986 to 1991.
Wilson-Thompson earned a bachelor’s degree in literature from the University of Michigan in Ann Arbor in 1979, a Juris Doctorate in 1982 and a master of law in corporate and finance law in 1996, both from Wayne State University in Detroit.
Wilson-Thompson is a board member on the Vulcan Materials Company Board of Directors and serves on the NAACP Special Contributions Fund Board of Trustees. She was also named by Black Enterprise magazine in 2009 as one of its “Top 100 Most Powerful Executives in Corporate America.”
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WALGREENS TO PROVIDE UPDATE ON STRATEGIC TRANSACTION WITH ALLIANCE BOOTS ON AUG. 6
August 05, 2014
DEERFIELD, Ill., August 05, 2014 - Walgreens (NYSE: WAG) (Nasdaq: WAG) will announce several updates related to its strategic transaction with Alliance Boots GmbH, a leading international pharmacy-led health and beauty group, at 6 a.m. Eastern time Wednesday, Aug. 6, followed by a conference call with Walgreens management beginning at 8 a.m. Eastern time.
Walgreens expects to provide details on the transaction’s timing and structure, the combined management teams, cost reduction initiatives and the company’s future capital structure.
Walgreens and Alliance Boots announced a long-term strategic partnership in June 2012, when Walgreens acquired a 45 percent equity ownership stake in Alliance Boots, with an option to proceed to a full combination by acquiring the remaining 55 percent of Alliance Boots between February 2015 and August 2015. The combination of the two companies would create the first global pharmacy-led, health and wellbeing enterprise.
The conference call will be simulcast through Walgreens investor relations website at:http://investor.walgreens.com. A replay of the conference call will be archived on the website for 12 months after the call. A podcast also will be available on the investor relations website.
The replay also will be available from 11:30 a.m. Eastern time, Aug. 6 through Aug. 13, by calling 855-859-2056 within the U.S. and Canada, or 404-537-3406 outside the U.S. and Canada, using replay code 82609242.
About Walgreens
As the nation’s largest drugstore chain with fiscal 2013 sales of $72 billion, Walgreens (www.walgreens.com) vision is to be the first choice in health and daily living for everyone in America, and beyond. Each day, in communities across America, more than 8 million customers interact with Walgreens using the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice. Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with online and mobile services. These services improve health outcomes and lower costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. The company operates 8,192 drugstores in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. Walgreens digital business includes Walgreens.com, drugstore.com, Beauty.com, SkinStore.com and VisionDirect.com. Take Care Health Systems is a Walgreens subsidiary that manages more than 400 in-store convenient care clinics throughout the country.
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ALLIANCE BOOTS TO ACQUIRE TWO MAJOR RETAIL PHARMACY NETWORKS IN LATIN AMERICA
May 06, 2014
Alliance Boots today announces that it has signed an agreement to acquire Farmacias Ahumada (“FASA”).
The acquisition comprises two main businesses, which together operate over 1,400 stores, with combined revenues of around £835 million. Farmacias Benavides is the third largest retail pharmacy chain in Mexico with around 1,000 stores, and Farmacias Ahumada is one of the three largest retail pharmacy chains in Chile with around 400 stores.
The transaction, which is subject to regulatory approvals, is expected to complete in the third quarter of 2014.
Stefano Pessina, Executive Chairman, Alliance Boots, commented:
“This acquisition will give Alliance Boots a major presence in the attractive Latin American market, one of our priority areas for investment. It is also a further step towards reaching a truly global footprint. The well-positioned retail pharmacy businesses of Farmacias Ahumada and Farmacias Benavides will be great additions to our Group’s unique portfolio of retail, product and service brands around the world. We are confident in the high potential for sustainable growth and value generation that will be unlocked by this acquisition, including the opportunity for consumers in Mexico and Chile to access for the first time leading Boots product brands, such as our renowned skincare and cosmetics ranges.”
Transaction structure
The transaction will be effected by Alliance Boots launching an all cash tender offer for the outstanding fully diluted share capital of Farmacias Ahumada S.A. (“FASA”) whose shares are listed on the Santiago Stock Exchange. Grupo Casa Saba, S.A.B. de C.V. (“Casa Saba”) has irrevocably undertaken, via a wholly owned subsidiary, to tender its holding of 97.89% of FASA’s share capital to the offer. The tender offer will be conditional upon certain customary conditions precedent. FASA itself owns 95.62% of the outstanding fully diluted share capital of Farmacias Benavides S.A.B. de C.V., the operator of the Farmacias Benavides retail pharmacy business.
About Farmacias Ahumada
Farmacias Ahumada is network of pharmacies in Chile providing medicines, pharmacy products, nutritional supplements, beauty, hygiene, personal care and convenience items. Its store networks comprise five store formats: Farmacias Ahumada, Native, Farmarebajas, GNC and Guapa. At December 2013, it operated around 400 outlets in 98 cities, primarily in the central region of Chile, and it employed around 3,900 people.
About Farmacias Benavides
Farmacias Benavides is a network of pharmacies in Mexico, providing medicines and pharmacy products, convenience items and health & beauty products. At December 2013, it comprised around 1,000 stores, with coverage of 21 states (over 150 cities, including Mexico City since 2013) and the Federal District, and it employed around 7,800 people.
About Alliance Boots
Alliance Boots is a leading international, pharmacy-led health and beauty group delivering a range of products and services to customers. Working in close partnership with manufacturers and pharmacists, we are committed to improving health in the local communities we serve and helping our customers and patients to look and feel their best. Our focus is on growing our two core businesses: pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution, while increasingly developing and internationalising our product brands.
Alliance Boots has a presence in more than 25* countries and employs over 108,000* people. Alliance Boots has pharmacy-led health and beauty retail businesses in nine* countries and operates more than 3,100* health and beauty retail stores, of which just over 3,000* have a pharmacy. In addition, Alliance Boots has around 605* optical practices, of which around 190* operate on a franchise basis, and around 390* hearingcare practices. Our pharmaceutical wholesale businesses deliver over 4.6 billion* units each year to more than 170,000* pharmacies, doctors, health centres and hospitals from over 370* distribution centres in 20* countries.
In June 2012, Alliance Boots announced that it had entered into a strategic partnership with Walgreen Co., the largest drugstore chain in the US, to create the first global pharmacy-led, health and wellbeing enterprise.
* Figures are approximations as at 31 March 2013 and include associates and joint ventures.
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WALGREENS AND ALLIANCE BOOTS CONTINUE TO ADVANCE JOINT VISION WITH APPOINTMENT OF RICHARD ASHWORTH AS HEALTHCARE DIRECTOR, HEALTH & BEAUTY UK AND REPUBLIC OF IRELAND
November 05, 2013
DEERFIELD, Ill., November 05, 2013 - Walgreen Co. (NYSE: WAG) (NASDAQ: WAG), the largest drugstore chain in the U.S., and Alliance Boots GmbH, a leading international pharmacy-led health and beauty group, today announced that Richard Ashworth, Walgreens Corporate Operations Vice President for the Western United States, has been appointed as Director of Healthcare, Health & Beauty UK and Republic of Ireland (ROI) at Alliance Boots. He will report to Simon Roberts, Managing Director, Health & Beauty UK and ROI.
In this new role, Ashworth will bring his extensive leadership and knowledge in health care and will work in close collaboration with the experienced teams in both countries, to lead the development and delivery of the health care strategy for Boots in the UK and ROI.
Greg Wasson, President and Chief Executive Officer of Walgreens, said, “Richard’s two decades of health care experience, leadership and service to Walgreens in a variety of roles has been invaluable to our company as we continued to develop our strategy to transform community pharmacy. His move to Alliance Boots represents yet another step forward and is further testament to the strong and steady progress we are making in advancing our strategic partnership.”
Stefano Pessina, Executive Chairman of Alliance Boots, said, “We are very pleased to welcome Richard to our Group. His appointment further illustrates the progress we continue to make towards achieving our vision for the creation of the first global health and wellbeing enterprise. As he familiarizes himself with the UK and Irish markets, Richard’s experience at Walgreens will bring positive benefits to Boots and the delivery of its health care plans, as well as help further combine best practices of our two companies.”
Ashworth’s appointment further contributes to the Walgreens and Alliance Boots strategic partnership, announced in June 2012, when the companies initiated a two-step process that would allow for the thoughtful integration of the two organizations. The convergence began at the end of 2012 with the establishment of a joint venture in Switzerland and the transition of key Walgreens and Alliance Boots executives to that entity, and continued with the appointment of Alex Gourlay, former Chief Executive of Alliance Boots Health & Beauty Division, as Walgreens Executive Vice President, President of Customer Experience and Daily Living, in August 2013.

As Corporate Operations Vice President for Walgreens since 2011, Ashworth, a pharmacist, led more than 2,000 locations in the Western division, where he was primarily responsible for the overall development and growth of all drugstores and health care points of care. Joining the company in 1992 as a service clerk, he has held various store operations leadership positions from Pharmacy Supervisor to Market Vice President. He was promoted in 2007 to Executive Vice President of Pharmacy Benefit Management services for Walgreens Health Initiatives, a subsidiary of Walgreens. In that role, he led sales and client services, clinical services and health outcomes, provider relations, and the operating teams. In 2010, Ashworth was promoted to Vice President of Pharmacy Operations, overseeing the clinical, operational and overall development of Walgreens pharmacies nationwide and implementation of pharmacy technology and services.
About Walgreens
As the nation’s largest drugstore chain with fiscal 2013 sales of $72 billion, Walgreens (www.walgreens.com) vision is to be the first choice in health and daily living for everyone in America, and beyond. Each day, Walgreens provides more than 6 million customers the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice in communities across America. Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with respiratory services. These services improve health outcomes and lower costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. The company operates 8,131 drugstores in all 50 states, the District of Columbia and Puerto Rico. Take Care Health Systems is a Walgreens subsidiary that is the largest and most comprehensive manager of worksite health and wellness centers and in-store convenient care clinics, with more than 750 locations throughout the country.
About Alliance Boots
Alliance Boots is a leading international, pharmacy-led health and beauty group delivering a range of products and services to customers. Working in close partnership with manufacturers and pharmacists, we are committed to improving health in the local communities we serve and helping our customers and patients to look and feel their best. Our focus is on growing our two core businesses: pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution, while increasingly developing and internationalising our product brands.
Alliance Boots has a presence in more than 25* countries and employs over 108,000* people. Alliance Boots has pharmacy-led health and beauty retail businesses in nine* countries and operates more than 3,100* health and beauty retail stores, of which just over 3,000* have a pharmacy. In addition, Alliance Boots has around 605* optical practices, of which around 190* operate on a franchise basis, and around 390* hearing care practices. Our pharmaceutical wholesale businesses deliver over 4.6 billion* units each year to more than 170,000* pharmacies, doctors, health centres and hospitals from over 370* distribution centres in 20* countries.
In June 2012, Alliance Boots announced that it had entered into a strategic partnership with Walgreen Co., the largest drugstore chain in the U.S., to create the first global pharmacy-led, health and wellbeing enterprise.
* Figures are approximations as at 31 March 2013 and include associates and joint ventures.
Terms & Conditions Copyright © Walgreens and Alliance Boots 2014

WALGREENS AND ALLIANCE BOOTS ADVANCE VISION TO ESTABLISH FIRST GLOBAL PHARMACY-LED, HEALTH AND WELLBEING ENTERPRISE WITH APPOINTMENT OF ALEX GOURLAY AS WALGREENS EXECUTIVE VICE PRESIDENT, PRESIDENT OF CUSTOMER EXPERIENCE AND DAILY LIVING
August 14, 2013
DEERFIELD, Ill., August 14, 2013 - Walgreen Co. (NYSE: WAG) (NASDAQ: WAG), the largest drugstore chain in the U.S., and Alliance Boots GmbH, a leading international pharmacy-led health and beauty group, today announced that Alex Gourlay, Chief Executive of the Health & Beauty Division, Alliance Boots, has been appointed as Walgreens Executive Vice President, President of Customer Experience and Daily Living, effective Oct. 1.
In this new role reporting to Walgreens President and Chief Executive Officer Greg Wasson, Gourlay will lead an enhanced Walgreens Daily Living business operation overseeing customer experience, U.S. merchandising, marketing, customer insights, daily living products and promotions. The move follows the Walgreens and Alliance Boots strategic partnership announcement in June 2012, when the companies set forth a two-step process that would allow for the thoughtful integration of the two organizations. That process began at the end of 2012 with the establishment of a joint venture in Switzerland and the transition of key Walgreens and Alliance Boots executives to that entity.
Wasson said, “We are very pleased to welcome Alex to Walgreens as we continue to advance our Alliance Boots strategic partnership. Alex’s move to lead the Walgreens Daily Living and Merchandising team represents another important step forward, and is a key part of our cultural integration. At Walgreens, Alex will lead a strong Daily Living business team – which is already building momentum – to further advance our vision to be the first choice in health and daily living for everyone in America, and beyond. As he gains more experience in the U.S. market, we will be better positioned than ever to accelerate our daily living journey by combining the best practices of both Walgreens and Alliance Boots. Alex’s new position is a clear testament to the positive progress we are making in bringing our two organizations together. In the future, you can expect to hear about additional moves by both organizations to further support the combination of our two iconic brands.”

Stefano Pessina, Executive Chairman of Alliance Boots, commented, “Following last year’s announcement of our strategic partnership, Alliance Boots and Walgreens have already made good progress in paving the way for the creation of the first global health and wellbeing enterprise. Today’s announcement is further proof of our strong pace and momentum. Alex’s contribution to the success of Alliance Boots and its Health & Beauty Division has been invaluable. I am convinced that he will also make a huge difference in advancing the Walgreens/Alliance Boots strategic partnership, sharing his leadership and experience in driving excellent customer care and developing innovative product and service offerings. As a trusted pharmacy brand with a strong heritage, Walgreens consumer profile in the U.S. is remarkably similar to Boots in the U.K. We expect that further reciprocal appointments will follow over time as we increasingly work closely together.”
In June 2012, when Walgreens and Alliance Boots announced their strategic partnership, the companies highlighted the opportunity to bring together their strengths and expertise, expand their range of innovative, cost-effective products and services for patients and customers, and create an unparalleled portfolio of retail and business brands including Walgreens, Duane Reade, Boots, and Alliance Healthcare. In October 2012, Walgreens and Alliance Boots announced the establishment of a jointly owned company, called Walgreens Boots Alliance Development GmbH, based in Bern, Switzerland.
Gourlay’s appointment to Walgreens advances the two companies’ partnership, integration and synergies of businesses, talent and innovation. Named Chief Executive of the Health & Beauty Division, Alliance Boots, in January 2009 and appointed to the Group’s board of directors, he previously was Managing Director of Boots U.K. and a member of the Alliance Boots Group operating committee following the acquisition of Alliance Boots plc by AB Acquisitions Ltd in 2007. Gourlay also had served as Healthcare Director of Boots the Chemists, having previously held senior management positions in store operations and human resources. He is a pharmacist and a member of the Royal Pharmaceutical Society of Great Britain.
About Walgreens
As the nation’s largest drugstore chain with fiscal 2012 sales of $72 billion, Walgreens (www.walgreens.com) vision is to be the first choice in health and daily living for everyone in America, and beyond. Each day, Walgreens provides more than 6 million customers the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice in communities across America. Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with respiratory services. These services improve health outcomes and lower costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. The company operates 8,105 drugstores in all 50 states, the District of Columbia and Puerto Rico. Take Care Health Systems is a Walgreens subsidiary that is the largest and most comprehensive manager of worksite health and wellness centers and in-store convenient care clinics, with more than 700 locations throughout the country.
About Alliance Boots
Alliance Boots is a leading international, pharmacy-led health and beauty group delivering a range of products and services to customers. Working in close partnership with manufacturers and pharmacists, we are committed to improving health in the local communities we serve and helping our customers and patients to look and feel their best. Our focus is on growing our two core businesses: pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution, while increasingly developing and internationalising our product brands.
Alliance Boots has a presence in more than 25* countries and employs over 108,000* people. Alliance Boots has pharmacy-led health and beauty retail businesses in nine* countries and operates more than 3,100* health and beauty retail stores, of which just over 3,000* have a pharmacy. In addition, Alliance Boots has around 605* optical practices, of which around 190* operate on a franchise basis, and around 390* hearingcare practices. Our pharmaceutical wholesale businesses deliver over 4.6 billion* units each year to more than 170,000* pharmacies, doctors, health centres and hospitals from over 370* distribution centres in 20* countries.
In June 2012, Alliance Boots announced that it had entered into a strategic partnership with Walgreen Co., the largest drugstore chain in the US, to create the first global pharmacy-led, health and wellbeing enterprise.
* Figures are approximations as at 31 March 2013 and include associates and joint ventures.
Terms & Conditions Copyright © Walgreens and Alliance Boots 2014

WALGREENS AND ALLIANCE BOOTS RECEIVE REGULATORY CLEARANCE TO MAKE EQUITY INVESTMENT IN AMERISOURCEBERGEN
May 17, 2013
DEERFIELD, Ill – May 17, 2013 – Walgreen Co. (NYSE: WAG) (Nasdaq: WAG), the largest retail drugstore chain in the United States, and Alliance Boots GmbH, a leading international pharmacy-led health and beauty group, today announced that they have received the required regulatory clearances for their equity investment in AmerisourceBergen Corporation, one of North America’s largest pharmaceutical services companies.
The regulatory clearances permit both the purchase of up to 7 percent of the fully diluted equity of AmerisourceBergen in the open market, and the exercise of two warrants for 16 percent in the aggregate of the fully diluted equity of AmerisourceBergen in 2016 and 2017. The clearances permit the investment in AmerisourceBergen up to 25 percent in the aggregate, including the effect of any stock repurchases that AmerisourceBergen may engage in from time to time. Walgreens and Alliance Boots announced that they had been granted the right to purchase a minority equity position in AmerisourceBergen as part of a broader innovative long-term agreement on March 19, 2013.
About Walgreens
As the nation’s largest drugstore chain with fiscal 2012 sales of $72 billion, Walgreens (www.walgreens.com) vision is to become the first choice for health and daily living for everyone in America and beyond. Each day, Walgreens provides more than 6 million customers the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice in communities across America. Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with respiratory services. These services improve health outcomes and lower costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. The company operates 8,086 drugstores in all 50 states, the District of Columbia and Puerto Rico. Take Care Health Systems is a Walgreens subsidiary that is the largest and most comprehensive manager of worksite health and wellness centers and in-store convenient care clinics, with more than 700 locations throughout the country.
About Alliance Boots
Alliance Boots is a leading international, pharmacy-led health and beauty group delivering a range of products and services to customers. Working in close partnership with manufacturers and pharmacists, we are committed to improving health in the local communities we serve and helping our customers and patients to look and feel their best. Our focus is on growing our two core businesses: pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution, while increasingly developing and internationalising our product brands.
Alliance Boots has a presence in more than 25* countries and employs over 108,000* people. Alliance Boots has pharmacy-led health and beauty retail businesses in nine* countries and operates more than 3,100* health and beauty retail stores, of which just over 3,000* have a pharmacy. In addition, Alliance Boots has around 605* optical practices, of which around 190* operate on a franchise basis, and around 390* hearingcare practices. Our pharmaceutical wholesale businesses deliver over 4.6 billion* units each year to more than 170,000* pharmacies, doctors, health centres and hospitals from over 370* distribution centres in 20* countries.

In June 2012, Alliance Boots announced that it had entered into a strategic partnership with Walgreen Co., the largest drugstore chain in the US, to create the first global pharmacy-led, health and wellbeing enterprise.
* Figures are approximations as at 31 March 2013 and include associates and joint ventures.
Contacts
Investor Relations:
Rick Hans / Ashish Kohli, Walgreens
+1 847 315 2385 / +1 847 315 3810
Gerald Gradwell, Alliance Boots
+44 (0)207 980 8527 (UK), +1 646 688 1336 (US)
Media Relations:
Yves Romestan / Laura Vergani / Katie Johnson, Alliance Boots
+44 (0)207 980 8585
James Murgatroyd / Katie Lang / Yim Wong, RLM Finsbury UK (London)
+44 (0)207 251 3801
Michael Polzin, Walgreens
+1 847 315 2920
Jim Cohn, Walgreens
+1 847 315 2950
Steve Lipin / Radina Russell, Brunswick US (New York)
+1 212 333 3810
Walgreens Cautionary Note Regarding Forward-Looking Statements. Statements in this release that are not historical, including, without limitation, estimates of future financial and operating performance, including the amounts and timing of future accretion and synergies, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “likely,” “outlook,” “forecast, “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, but not limited to, those relating to our commercial agreement with AmerisourceBergen, the arrangements and transactions contemplated by our framework agreement with AmerisourceBergen and Alliance Boots and their possible effects, the Purchase and Option Agreement and other agreements relating to our strategic partnership with Alliance Boots, the arrangements and transactions contemplated thereby and their possible effects, the parties’ ability to realize anticipated synergies and achieve anticipated financial results, the risks associated with transitions in supply arrangements, the risks associated with international business operations, the risks associated with governance and control matters, whether the option to acquire the remainder of the Alliance Boots equity interest will be exercised and the financial ramifications thereof, the risks associated with potential equity investments in AmerisourceBergen including whether the warrants to invest in AmerisourceBergen will be exercised and the financial ramifications thereof, changes in vendor, payer and customer relationships and terms, changes in network participation, levels of business with Express Scripts customers, the implementation, operation and growth of our customer loyalty program, changes in economic and market conditions, competition, risks associated with new business areas and activities, risks associated with acquisitions, joint ventures and strategic investments, the ability to realize anticipated results from capital expenditures and cost reduction initiatives, outcomes of legal and regulatory matters, and changes in legislation or regulations. These and other risks, assumptions and uncertainties are described in Item 1A (Risk Factors) of Walgreen Co.’s most recent Annual Report on Form 10-K, which is incorporated herein by reference, and in other documents that Walgreens file or furnish with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the initial distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.
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WALGREENS AND ALLIANCE BOOTS ANNOUNCE STRATEGIC, LONG-TERM RELATIONSHIP WITH AMERISOURCEBERGEN

March 19, 2013

- Walgreens expands its existing relationship into 10-year agreement with AmerisourceBergen for pharmaceutical distribution

- AmerisourceBergen to collaborate with Walgreens and Alliance Boots on global supply chain opportunities

- Walgreens and Alliance Boots together to have rights to acquire minority equity position in AmerisourceBergen

DEERFIELD, Ill – March 19, 2013 – Walgreen Co. (NYSE: WAG) (Nasdaq: WAG), the largest retail drugstore chain in the United States, and Alliance Boots GmbH, a leading international pharmacy-led health and beauty group, today announced that they have entered into an innovative long-term partnership with AmerisourceBergen, one of North America's largest pharmaceutical services companies.

This relationship will enable Walgreens, Alliance Boots and AmerisourceBergen to benefit from greater scale and global opportunities and work together on programs to improve service levels and efficiencies, while reducing costs and increasing patient access to pharmaceuticals. Together these three companies will help address global health care challenges by making it easier for manufacturers to bring products to market; increasing accessibility to the benefits of global sourcing and best practices for community pharmacies; and providing patients with better access to health care. The collaboration will also generate opportunities to attract partners in new markets and prospects in existing markets around the globe.

"Today's announcement marks another step forward in establishing an unprecedented and efficient global pharmacy-led, health and wellbeing network, and achieving our vision of becoming the first choice in health and daily living for everyone in America and beyond," said Gregory Wasson, President and Chief Executive Officer of Walgreens. "We are excited to be expanding our existing relationship with AmerisourceBergen to a 10-year strategic long-term contract, representing another transformational step in the pharmaceutical supply chain. We believe this relationship will create a wide range of opportunities and innovations in the rapidly changing U.S. and global health care environment that we expect will benefit all of our stakeholders."

"This agreement with AmerisourceBergen, which we consider to be the best-positioned pharmaceutical wholesaler in North America, is a promising development for Walgreens and Alliance Boots following the formation of our strategic partnership last year," said Stefano Pessina, Executive Chairman of Alliance Boots. "We strongly believe that our new partnership with AmerisourceBergen will deliver long-term shareholder value by creating an unmatched network of companies that is well positioned to anticipate increasing market needs and expectations across the world. Together we will bring tailored solutions to business partners, including manufacturers and pharmacists, as well as to patients and consumers."

“AmerisourceBergen is very excited to be joining in this unique global relationship with two of the undisputed leaders in health care,” said Steven Collis, President and Chief Executive Officer of AmerisourceBergen. “As we all recognize the imperatives of health reform not only here in the U.S. but also globally, we have entered into a unique opportunity to unlock value in the pharmaceutical supply chain by collaborating to leverage all of our proven strengths. This new relationship will significantly strengthen and grow our core business and increase our ability to deliver innovative solutions to our customers, and long-term benefits to all of our stakeholders. Importantly, these agreements not only expand our U.S. business, but also provide opportunities to meaningfully grow our specialty and manufacturer services businesses internationally.”
Today’s announcement specifically covers:
Branded and Generic Pharmaceutical Distribution Contract: Walgreens and AmerisourceBergen have agreed to expand their existing relationship beyond the specialty items currently distributed by AmerisourceBergen to a 10-year comprehensive primary distribution agreement for branded and generic pharmaceutical products. The agreement will result in the distribution by AmerisourceBergen of the branded pharmaceutical products that Walgreens has historically sourced from distributors and suppliers, effective Sept. 1, 2013. Over time, beginning in calendar year 2014, this increasingly will include generic pharmaceutical products that Walgreens historically has self-distributed. In addition, this agreement is expected to provide substantial operational benefits for Walgreens, including an enhanced supply chain with daily deliveries. The terms of the contract are market-based, and Walgreens expects modest accretion from the agreement for fiscal year 2014, excluding one-time transaction-related costs.
Global Supply Chain Opportunities: AmerisourceBergen will access generics and related pharmaceutical products through the recently established Walgreens and Alliance Boots joint venture, Walgreens Boots Alliance Development GmbH, a global platform that is designed to make it easier for manufacturers to bring products to market, improve access to pharmaceuticals for health care providers worldwide, and yield compelling new offerings to community pharmacies and others. Walgreens will benefit from AmerisourceBergen’s expertise in its specialty and manufacturer services businesses, as well as its wholesale distribution to health systems across the U.S. Alliance Boots strong international expertise in pharmaceutical wholesaling and distribution also opens avenues for collaboration on new projects and services.
Equity Position: To align interests and strengthen the long-term relationship, Walgreens and Alliance Boots together have been granted the right to purchase a minority equity position in AmerisourceBergen, beginning with the right, but not the obligation, to purchase up to 7 percent of the fully diluted equity of AmerisourceBergen in the open market, with associated board representation as described below. In addition, AmerisourceBergen has granted to Walgreens and Alliance Boots equity warrants exercisable for 16 percent in the aggregate of the fully diluted equity of AmerisourceBergen. The first tranche of warrants, representing 8 percent of the fully diluted equity of AmerisourceBergen, has a strike price of $51.50 and will be exercisable for a six-month period beginning in March 2016. The second tranche of warrants, also representing 8 percent of the fully diluted equity of AmerisourceBergen, has a strike price of $52.50 and will be exercisable for a six-month period beginning in March 2017. The warrants will be allocated equally among Walgreens and Alliance Boots. Walgreens and Alliance Boots have agreed to customary transfer restrictions on their equity stake, and have also agreed not to acquire additional equity of AmerisourceBergen under the terms of a standstill agreement, subject to the terms and conditions of such agreement, including certain pre-emption rights and permitted exceptions.
A Walgreens executive will be appointed to AmerisourceBergen’s board upon Walgreens and Alliance Boots together acquiring a 5 percent equity stake, and an Alliance Boots executive will be appointed upon exercise in full of the first warrants. These new board seats will add to AmerisourceBergen’s current nine-member board.
The equity investment by Walgreens and Alliance Boots is subject to the receipt of customary regulatory approvals.
Walgreens and Alliance Boots announced a strategic partnership in June 2012 to create the first global, pharmacy-led health and wellbeing enterprise. As part of the partnership, Walgreens has invested in a 45 percent equity ownership stake in Alliance Boots and has the option to proceed to a full combination by acquiring the remaining 55 percent of Alliance Boots in approximately two years’ time (both the initial investment and option exclude the Alliance Boots minority investment in Galenica).
Conference Call / Webcast
AmerisourceBergen will hold a conference call to discuss today’s announcement beginning at 7:30 a.m. Eastern time today, March 19, and has invited Greg Wasson of Walgreens and Stefano Pessina of Alliance Boots to be guests on its call. A link to the conference call will be available through Walgreens investor relations website at:http://investor.walgreens.com.

About Walgreens
As the nation’s largest drugstore chain with fiscal 2012 sales of $72 billion, Walgreens (www.walgreens.com) vision is to become the first choice for health and daily living for everyone in America and beyond. Each day, Walgreens provides more than 6 million customers the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice in communities across America. Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with respiratory services. These services improve health outcomes and lower costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. The company operates 8,072 drugstores in all 50 states, the District of Columbia and Puerto Rico. Take Care Health Systems is a Walgreens subsidiary that is the largest and most comprehensive manager of worksite health and wellness centers and in-store convenient care clinics, with more than 700 locations throughout the country.
About Alliance Boots
Alliance Boots is a leading international, pharmacy-led health and beauty group delivering a range of products and services to customers. Working in close partnership with manufacturers and pharmacists, we are committed to improving health in the local communities we serve and helping our customers and patients to look and feel their best. Our focus is on growing our two core businesses: pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution.
Alliance Boots has a presence in more than 25* countries and employs over 116,000* people. Alliance Boots has pharmacy-led health and beauty retail businesses in 11* countries and operates more than 3,330* health and beauty retail stores, of which just over 3,200* have a pharmacy. In addition, Alliance Boots has around 625* optical practices, of which around 185* operate on a franchise basis. Our pharmaceutical wholesale businesses supply medicines, other healthcare products and related services to more than 170,000* pharmacies, doctors, health centres and hospitals from over 370* distribution centres in 21* countries.
*Figures are approximations as at 31 March 2012 and include associates and joint ventures.
Contacts
Investor Relations:
Rick Hans / Ashish Kohli, Walgreens
+1 847-315-2385 / +1 847-315-3810
Gerald Gradwell, Alliance Boots
+44 (0)207-980-8527 (UK), +1 646-688-1336 (US)
Media Relations:
Michael Polzin, Walgreens
+1 847-372-3502
Yves Romestan / Laura Vergani / Katie Johnson, Alliance Boots
+44 (0)207-980-8585
Steve Lipin / Radina Russell, Brunswick Group
+1 212-333-3810

Walgreens Cautionary Note Regarding Forward-Looking Statements. Statements in this release that are not historical, including, without limitation, estimates of future financial and operating performance, including the amounts and timing of future accretion and synergies, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “likely,” “outlook,” “forecast, “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, but not limited to, those relating to our commercial agreement with AmerisourceBergen, the arrangements and transactions contemplated by our framework agreement with AmerisourceBergen and Alliance Boots and their possible effects, the Purchase and Option Agreement and other agreements relating to our strategic partnership with Alliance Boots, the arrangements and transactions contemplated thereby and their possible effects, the parties’ ability to realize anticipated synergies and achieve anticipated financial results, the risks associated with transitions in supply arrangements, the risks associated with international business operations, the risks associated with governance and control matters, whether the option to acquire the remainder of the Alliance Boots equity interest will be exercised and the financial ramifications thereof, the risks associated with potential equity investments in AmerisourceBergen including whether the warrants to invest in AmerisourceBergen will be exercised and the financial ramifications thereof, changes in vendor, payer and customer relationships and terms, changes in network participation, levels of business with Express Scripts customers, the implementation, operation and growth of our customer loyalty program, changes in economic and market conditions, competition, risks associated with new business areas and activities, risks associated with acquisitions, joint ventures and strategic investments, the ability to realize anticipated results from capital expenditures and cost reduction initiatives, outcomes of legal and regulatory matters, and changes in legislation or regulations. These and other risks, assumptions and uncertainties are described in Item 1A (Risk Factors) of Walgreen Co.’s most recent Annual Report on Form 10-K, which is incorporated herein by reference, and in other documents that Walgreens file or furnish with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the initial distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.
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WALGREENS AND ALLIANCE BOOTS FORM JOINT VENTURE COMPANY
October 30, 2012
DEERFIELD, Ill., October 30, 2012 - Walgreens (NYSE: WAG) (Nasdaq: WAG), the nation’s largest drugstore chain, today announced that it has formally set up a new company, jointly owned with Alliance Boots, as part of their strategic partnership’s synergy program.
The new company, called Walgreens Boots Alliance Development GmbH, is based in Bern, Switzerland.
About Walgreens
As the nation’s largest drugstore chain with fiscal 2012 sales of $72 billion, Walgreens (www.walgreens.com) vision is to become America’s first choice for health and daily living. Each day, Walgreens provides more than 6 million customers the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice in communities across America. Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with respiratory services. These services improve health outcomes and lower costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. The company operates 7,944 drugstores in all 50 states, the District of Columbia and Puerto Rico. Take Care Health Systems is a Walgreens subsidiary that is the largest and most comprehensive manager of worksite health and wellness centers and in-store convenient care clinics, with more than 700 locations throughout the country.
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ALLIANCE BOOTS AND WALGREENS FORM JOINT VENTURE
October 30, 2012
Alliance Boots, a leading international, pharmacy-led health and beauty group, today announced that it has set up a new company, jointly owned with Walgreen Co., as part of their strategic partnership’s synergy programme.
The new company, called Walgreens Boots Alliance Development GmbH, is based in Berne, Switzerland. Alliance Boots will account for its interest as a joint venture.
ENDS
Editor’s notes:
Alliance Boots is a leading international, pharmacy-led health and beauty group delivering a range of products and services to customers. Working in close partnership with manufacturers and pharmacists, we are committed to improving health in the local communities we serve and helping our customers and patients to look and feel their best. Our focus is on growing our two core businesses: pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution.
Alliance Boots has a presence in more than 25* countries and employs over 116,000* people. Alliance Boots has pharmacy-led health and beauty retail businesses in 11* countries and operates more than 3,330* health and beauty retail stores, of which just over 3,200* have a pharmacy. In addition, Alliance Boots has around 625* optical practices, of which around 185* operate on a franchise basis. Our pharmaceutical wholesale businesses supply medicines, other healthcare products and related services to more than 170,000* pharmacies, doctors, health centres and hospitals from over 370* distribution centres in 21* countries.
* Figures are approximations as at 31 March 2012 and include associates and joint ventures.
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COMPLETION OF INITIAL INVESTMENT IN STRATEGIC PARTNERSHIP BETWEEN WALGREENS AND ALLIANCE BOOTS
August 02, 2012
DEERFIELD, IL - August 2, 2012 – Walgreen Co. (NYSE: WAG) (NASDAQ: WAG), the largest drug store chain in the U.S., and Alliance Boots, a leading international pharmacy-led health and beauty group, announced the completion today of Walgreens initial investment in the strategic partnership to create the first global pharmacy-led, health and wellbeing enterprise. This follows receipt of all required regulatory approvals.
The Walgreens investment consists of approximately $4.0 billion in cash and 83.4 million shares of Walgreens common stock in exchange for a 45% equity stake in Alliance Boots*. Walgreens has the option to proceed to a full combination in approximately three years’ time by acquiring the remaining 55% of Alliance Boots*. As a result of the transaction, Alliance Santé Participations S.A. (of which Stefano Pessina, Executive Chairman, Alliance Boots, is a director and whose ultimate ownership is a family trust) becomes the largest shareholder of Walgreens, with a stake it intends to hold for the long term.
Stefano Pessina and Dominic Murphy, Member of the general partner of KKR & Co. L.P., have today joined the Walgreens Board of Directors. At the same time, Gregory Wasson, President and Chief Executive Officer of Walgreens, Wade Miquelon, Executive Vice President and Chief Financial Officer, Thomas Sabatino, Executive Vice-President and General Counsel, and Robert Zimmerman, Senior Vice President and Chief Strategy Officer, have become members of the Alliance Boots Board of Directors.
*Excludes the Alliance Boots minority interest in Galenica, the Swiss healthcare group. The Alliance Boots investment in Galenica will continue to be owned by Alliance Boots and its existing shaeholders for the benefit of those shareholders.
About Walgreens
As the nation’s largest drugstore chain with fiscal 2011 sales of $72 billion, Walgreens (www.walgreens.com) vision is to become America’s first choice for health and daily living. Each day, Walgreens provides nearly 6 million customers the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice in communities across America. Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with respiratory services. These services improve health outcomes and lower costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. The company operates 7,907 drugstores in all 50 states, the District of Columbia and Puerto Rico. Take Care Health Systems is a Walgreens subsidiary that is the largest and most comprehensive manager of worksite health and wellness centers and in-store convenient care clinics, with more than 700 locations throughout the country.

About Alliance Boots
Alliance Boots is a leading international, pharmacy-led health and beauty group delivering a range of products and services to customers. For the financial year ended 31 March 2012, Alliance Boots reported revenue of £23.0 billion ($35.7 billion**), (£25.4 billion ($39.4 billion**) including share of associates and joint ventures), and EBITDA of £1,443 million ($2,237 million**), (£1,568 million ($2,430 million**) including share of associates and joint ventures). Working in close partnership with manufacturers and pharmacists, Alliance Boots is committed to improving health in the local communities it serves and helping its customers and patients to look and feel their best. Alliance Boots focus is on growing its two core businesses: pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution.
Alliance Boots has a presence in more than 25*** countries and employs over 116,000*** people. Alliance Boots has pharmacy-led health and beauty retail businesses in 11*** countries and operates more than 3,330*** health and beauty retail stores, of which just over 3,200*** have a pharmacy. In addition, Alliance Boots has around 625*** optical practices, of which around 185*** operate on a franchise basis. Its pharmaceutical wholesale businesses supply medicines, other healthcare products and related services to more than 170,000*** pharmacies, doctors, health centers and hospitals from over 370*** distribution centers in 21*** countries.
** At a $1.55=£1 exchange rate as used in the June 19, 2012 joint press release.
*** Figures include Alliance Boots associates and joint ventures (including Galenica).
Contacts
Investor Relations (Walgreens):
Rick Hans / Lisa Meers
+1 847 315 2385 / +1 847 315 2361
Investor Relations (Alliance Boots):
Gerald Gradwell +44 20 7 138 1132
Media Relations (Walgreens):
Michael Polzin , Walgreens
+1 847 372 3502
Steve Lipin / Gemma Hart, Brunswick Group
+1 212 333 3810
Media Relations (Alliance Boots):
Yves Romestan / Laura Vergani / Katie Johnson, Alliance Boots
+44 (0)207 980 8585
Justine McIlroy / Tim Danaher, Brunswick Group
+44 (0)20 7404 5959

Walgreens Cautionary Note Regarding Forward-Looking Statements
Statements in this release that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “continue,” “sustain,” “synergy”, “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” ”possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to vary materially from those indicated, including: the ability to satisfy the closing conditions and consummate the proposed transactions on a timely basis or at all, the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase and Option Agreement or the financing commitment letter, Walgreens ability to consummate the financing arrangements contemplated by the financing commitment letter, Walgreens ability to subsequently arrange for and consummate permanent financing on acceptable terms, risks that the proposed transactions disrupt plans and operations of either Walgreens or Alliance Boots, the ability to realize anticipated synergies, the ability to achieve anticipated financial results, the amount of costs, fees, expenses and charges incurred by Walgreens or Alliance Boots related to the transaction, the risks associated with international business operations, the risks associated with Walgreens lack of majority control over the Alliance Boots business, whether the option to acquire the remainder of the Alliance Boots equity interest will be exercised, changes in vendor, payer and customer relationships and terms, and other factors described in Item 1A (Risk Factors) of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, each of which is incorporated herein by reference and in other documents that we file or furnish with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this report, whether as a result of new information, future events, changes in assumptions or otherwise.
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WALGREENS AND ALLIANCE BOOTS FORM STRATEGIC PARTNERSHIP TO CREATE THE FIRST GLOBAL PHARMACY-LED, HEALTH AND WELLBEING ENTERPRISE
June 19, 2012
Together Walgreens and Alliance Boots are uniquely positioned to anticipate the rapidly changing global health and wellbeing marketplace to the benefit of customers, employees and business partners
Walgreens to initially invest $6.7 billion in cash and stock to acquire a 45% equity interest in Alliance Boots, with the option to proceed to a full combination
Transaction expected to be substantially accretive to Walgreens net earnings per diluted share in Year One, with a compelling return on investment
DEERFIELD, IL – June 19, 2012 – Walgreen Co. (NYSE: WAG) (NASDAQ: WAG), the largest drug store chain in the U.S., and Alliance Boots GmbH, the leading international pharmacy-led health and beauty group, today announce that they have entered into a strategic transaction designed to bring together the strengths and expertise of both companies to create the first global pharmacy-led, health and wellbeing enterprise.
This transaction will bring together two great companies with iconic brands, complementary geographic footprints, shared values and a heritage of trusted healthcare services, through pharmaceutical wholesaling and community pharmacy care, dating back over 100 years. Walgreens and Alliance Boots are the largest retail pharmacy, health and daily living destinations in the U.S. and Europe, respectively, and together they would be:
the global leader in pharmacy-led, health and wellbeing retail with over 11,000* stores in 12* countries the largest global pharmaceutical wholesale and distribution network with over 370* distribution centers delivering to more than 170,000* pharmacies, doctors, health centers and hospitals in 21* countries the world’s largest purchaser of prescription drugs and many other health and wellbeing products
Together Walgreens and Alliance Boots would have:
unmatched supply chain and procurement expertise, offering customers innovative solutions and optimal efficiencies an unparalleled portfolio of retail and business brands (Walgreens, Duane Reade, Boots and Alliance Healthcare), as well as increasingly global health and beauty product brands (No7, Botanics and Boots Laboratories)
diversified and robust profit pools across the U.S., Europe and key emerging markets a unique platform for growth in developed and emerging markets

Walgreens will invest approximately $6.7 billion in cash and stock (comprised of $4.0 billion in cash and 83.4 million shares) in exchange for a 45% equity ownership stake in Alliance Boots. Walgreens will have the option to proceed to a full combination by acquiring the remaining 55% of Alliance Boots in approximately three years’ time. At the current Walgreens share price and at a $1.55=£1 exchange rate, the second step of the transaction would be valued at approximately $9.5 billion in cash and stock, plus the assumption of Alliance Boots then-outstanding debt. Completion of the initial investment, which is subject to various regulatory approvals, is expected to take place by September 1, 2012.
The Boards of Directors of Walgreens and Alliance Boots have unanimously approved the transaction. Upon the completion of Walgreens initial investment in Alliance Boots, Gregory Wasson, President and Chief Executive Officer of Walgreens, Wade Miquelon, Executive Vice President and Chief Financial Officer, Thomas Sabatino, Executive Vice President and General Counsel, and Robert Zimmerman, Senior Vice President and Chief Strategy Officer, will join the Alliance Boots Board of Directors. In addition, Stefano Pessina, Executive Chairman of Alliance Boots, and Dominic Murphy, Director and Member of KKR & Co. L.P., will join the Walgreens Board of Directors. Alliance Santé Participations S.A., of which Stefano Pessina is a director and whose ultimate ownership is a family trust, will hold a significant stake in Walgreens, which it intends to hold for the long term. KKR, through its funds, will also be an important shareholder of Walgreens.
The transaction is expected to be accretive to Walgreens net earnings per diluted share in the first year following completion of the initial step of the transaction, by approximately $0.23 to $0.27, excluding one-time transaction costs. Walgreens expects combined synergies across both companies to be between $100 million and $150 million in the first year and $1 billion by the end of 2016. The most significant short-term and long-term opportunities are:
procurement synergies, including prescription drug, OTC, front-of-store purchasing and indirect spend; and
revenue synergies, as a result of introducing Alliance Boots product brands to Walgreens and Duane Reade stores and sharing of best practices, particularly in pharmacy operations, health and wellness services and logistics.
The transaction has been structured to allow synergies to be realized by the respective management teams working closely together on key projects, while progressing to full integration in approximately three years’ time. Walgreens and Alliance Boots believe that this transaction structure maximizes the potential for value creation, while minimizing the initial business disruption and allowing time for thoughtful integration planning.
Gregory Wasson, President and CEO of Walgreens, said, “At Walgreens, our mission is to be America’s first choice for health and daily living – helping our customers to live well, stay well and get well. Today’s announcement represents an exciting opportunity to accelerate our five core strategies and advance that mission – in the U.S. and now internationally. We are bringing together the strengths and expertise of each company to create a worldwide healthcare platform for the future that can provide innovative ways to address global health and wellness challenges.
“We are looking forward to working with Alliance Boots to leverage our combined strengths and provide an even broader range of innovative, cost-effective products and services to patients and customers across the healthcare landscape. Together we will be ideally positioned to expand our customer offerings in our existing markets and become the health and wellbeing partner of choice in emerging markets.”
Stefano Pessina, Executive Chairman of Alliance Boots, commented, “This strategic transaction represents a further vital step in achieving our vision of becoming a global healthcare leader. We believe that it will bring clear benefits to all stakeholders, creating significant and sustainable industrial value through synergies and the deployment of our joint expertise. The fit is natural, Walgreens consumer profile in the U.S. is similar to Boots in the UK in many ways: a trusted and much-loved pharmacy brand with a strong heritage. Our pharmaceutical wholesale businesses will provide their logistics know-how to Walgreens and are well placed to be one of the growth engines of the new enterprise.
“Today’s announcement is testimony to the great track record and accomplishments of the Alliance Healthcare and Boots teams that have delivered strong growth since the creation of Alliance Boots six years ago and its subsequent privatization. I strongly believe that this transaction offers further significant growth opportunities and marks a very positive milestone for the healthcare industry as a whole.”

With the exercise of the option by Walgreens to proceed to a full combination, the new combined company will be a true world leader in its field, with the combined scale, expertise and financial strength to grow rapidly in existing markets and fast growing emerging markets across the globe, within existing business lines and in new segments. These growth opportunities are expected to be key drivers of long-term shareholder value.
The pharmacy-led retail and wholesale businesses of both companies will continue to operate under their well-known and trusted brand names. Upon completion of the second step of the transaction, the name of the new combined entity will reflect the strong heritage of both companies.
Given the complementary geographic footprints of Walgreens and Alliance Boots, there are no plans for job reductions at either company as a result of the transaction. Walgreens will maintain its existing headquarters in Deerfield, Illinois; and Alliance Boots remains committed to its current support offices across Europe, including in the UK, as well as keeping the Boots operational hub in Nottingham, England.
Transaction Structure
Under the terms of the agreement announced today, Walgreens will pay a total of $6.7 billion to acquire a 45% equity interest in Alliance Boots. This payment will consist of $4.0 billion in cash and 83.4 million shares of Walgreens common stock. This is equivalent to $2.7 billion, at the Walgreens closing share price of $31.96 on June 18, 2012. The owners of Alliance Boots will enter into lock-up agreements of varying lengths with respect to the Walgreens shares they will acquire in the transaction. Walgreens expects to complete its initial investment in Alliance Boots by September 1, 2012, at which time it will account for its interest in Alliance Boots using the equity method of accounting.
During the six-month period beginning two and a half years after the initial closing, Walgreens has the option, but not the obligation, to elect to proceed to a full combination and acquire the remaining 55% equity interest in Alliance Boots. In conjunction with such an election, Walgreens would seek shareholder approval of the transaction in accordance with stock exchange rules. If the option is exercised, Walgreens will pay £3.1 billion (equivalent to $4.9 billion**) in cash and issue 144.3 million shares for the remaining equity of Alliance Boots, subject to the price of Walgreens shares of common stock at that point not being below $31.18 per share. If the price is below this level, the difference in value will be made up by a cash payment or the issuance of additional shares of common stock at Walgreens election. In the event that Walgreens does not exercise its option, under certain circumstances, its ownership of Alliance Boots will reduce from 45% to 42% in exchange for nominal consideration to Walgreens.
Walgreens initial investment and option excludes the Alliance Boots minority interest in Galenica, the Swiss healthcare group. The Alliance Boots investment in Galenica will continue to be owned by Alliance Boots and its existing shareholders for the benefit of those shareholders.
Conditions
The closing of Walgreens initial investment in Alliance Boots is subject to the satisfaction or waiver of certain conditions including notification and clearance by antitrust authorities in the U.S. and Germany. No approval by the shareholders of Walgreens is required to complete the initial investment.
Financing
Walgreens plans to finance the cash payment deliverable at the initial closing through existing cash and new borrowings. Commitments for a $3.5 billion bridge facility have been received from Goldman, Sachs & Co. and Bank of America Merrill Lynch and are subject to customary conditions. Based on the anticipated closing, Walgreens currently expects to finance the initial investment using this bridge facility and to subsequently replace that facility with permanent financing.
Advisors
Walgreens financial advisors are Goldman, Sachs & Co. and Lazard, and its legal advisors are Wachtell, Lipton, Rosen & Katz and Allen & Overy. Alliance Boots financial advisor is Centerview Partners and its legal advisors are Darrois Villey Maillot Brochier and Simpson Thacher & Bartlett LLP.

Conference Call/ Webcast
Walgreens will hold a conference call to discuss today’s announcement beginning at 8:00 a.m. Eastern time today, June 19. The conference call will be simulcast through Walgreens investor relations website at: http://investor.walgreens.com.
A replay of the conference call will be archived on the website for 12 months after the call. A podcast will be available on the investor relations website.
The replay also will be available from 11:00 a.m. Eastern time, June 19, 2012 through June 26, 2012 by calling 855-859-2056 within the U.S. and Canada, or +1 404-537-3406 outside the U.S. and Canada, using replay code 92759086.
Transaction website
For further information and to view video material concerning this announcement, please visit the microsite atwww.globalhealthandwellbeing.com.
Additional Information
Walgreens intends to promptly file with the Securities and Exchange Commission a current report on Form 8-K, which will include the Purchase and Option Agreement and related documents. You should refer to the Form 8-K when it is available for more detailed information regarding this strategic transaction between Walgreens and Alliance Boots and related matters.
About Walgreens
As the nation’s largest drugstore chain with fiscal 2011 sales of $72 billion, Walgreens (www.walgreens.com) vision is to become America’s first choice for health and daily living. Each day, Walgreens provides nearly 6 million customers the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice in communities across America. Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with respiratory services. These services improve health outcomes and lower costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. The company operates 7,890 drugstores in all 50 states, the District of Columbia and Puerto Rico. Take Care Health Systems is a Walgreens subsidiary that is the largest and most comprehensive manager of worksite health and wellness centers and in-store convenient care clinics, with more than 700 locations throughout the country.
About Alliance Boots
Alliance Boots is a leading international, pharmacy-led health and beauty group delivering a range of products and services to customers. For the financial year ended 31 March 2012, Alliance Boots reported revenue of £23.0 billion ($35.7 billion**), (£25.4 billion ($39.4 billion**) including share of associates and joint ventures), and EBITDA of £1,443 million ($2,237 million**), (£1,568 million ($ 2,430 million**) including share of associates and joint ventures).
Working in close partnership with manufacturers and pharmacists, Alliance Boots is committed to improving health in the local communities it serves and helping its customers and patients to look and feel their best. Alliance Boots focus is on growing its two core businesses: pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution.
Alliance Boots has a presence in more than 25* countries and employs over 116,000* people. Alliance Boots has pharmacy-led health and beauty retail businesses in 11* countries and operates more than 3,330* health and beauty retail stores, of which just over 3,200* have a pharmacy. In addition, Alliance Boots has around 625* optical practices, of which around 185* operate on a franchise basis. Its pharmaceutical wholesale businesses supply medicines, other healthcare products and related services to more than 170,000* pharmacies, doctors, health centers and hospitals from over 370* distribution centers in 21* countries.
* Figures include Alliance Boots associates and joint ventures (including Galenica). ** At a $1.55=£1 exchange rate.
Contacts
Investor Relations (Walgreens):

Rick Hans / Lisa Meers
+1 847 315 2385 / +1 847 315 2361
Investor Relations (Alliance Boots):
Brunswick Group
+44 (0)20 7404 5959
Investor.relations@allianceboots.com
Media Relations (Walgreens):
Michael Polzin , Walgreens
+1 847 372 3502
Steve Lipin / Gemma Hart, Brunswick Group
+1 212 333 3810
Media Relations (Alliance Boots):
Yves Romestan / Laura Vergani / Katie Johnson, Alliance Boots
+44 (0)207 980 8585
Justine McIlroy / Tim Danaher, Brunswick Group
+44 (0)20 7404 5959
Walgreens Cautionary Note Regarding Forward-Looking Statements
Statements in this release that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “continue,” “sustain,” “synergy”, “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to vary materially from those indicated, including: the ability to satisfy the closing conditions and consummate the proposed transactions on a timely basis or at all, the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase and Option Agreement or the financing commitment letter, Walgreens ability to consummate the financing arrangements contemplated by the financing commitment letter, Walgreens ability to subsequently arrange for and consummate permanent financing on acceptable terms, risks that the proposed transactions disrupt plans and operations of either Walgreens or Alliance Boots, the ability to realize anticipated synergies, the ability to achieve anticipated financial results, the amount of costs, fees, expenses and charges incurred by Walgreens or Alliance Boots related to the transaction, the risks associated with international business operations, the risks associated with Walgreens lack of majority control over the Alliance Boots business, whether the option to acquire the remainder of the Alliance Boots equity interest will be exercised, changes in vendor, payer and customer relationships and terms, and other factors described in Item 1A (Risk Factors) of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, each of which is incorporated herein by reference and in other documents that we file or furnish with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this report, whether as a result of new information, future events, changes in assumptions or otherwise.
Terms & Conditions Copyright © Walgreens and Alliance Boots 2014

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Terms & Conditions Copyright © Walgreens and Alliance Boots 2014

Contact us
Media Relations
Michael Polzin, Walgreens
+1 847 315 2920
Yves Romestan / Laura Vergani / Katie Johnson, Alliance Boots
+44 (0)207 980 8585
Investor Relations
Rick Hans / Ashish Kohli, Walgreens
+1 847 315 2385 / +1 847 315 3810
Gerald Gradwell, Alliance Boots
+44 (0)207 980 8527 (UK) / +1 646 688 1336 (US)
Terms & Conditions Copyright © Walgreens and Alliance Boots 2014

[Legends included in the original are excerpted at the end of this filing]

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Transcript of “The Future” Video:

Greg Wasson: “We want to help people live well, stay well and get well, and we believe we can do that, and we’re best suited to do that here in the United States because we’re at the corner of what we call ‘health and happiness.’ I see, and we see, bringing these two great companies together with similar heritage and cultures to create a world of well at what we would call the corner of global reach and local relevance.”

Stefano Pessina: “The fact that we will be very strong in Europe and in the U.S., even though we have a substantial position in other countries, doesn’t mean that we cannot continue to grow. It’s one of the best possible fits on the market and I hope that this will be the basis for further expansion and I hope other people will join us.”

[Legends included in the original are excerpted at the end of this filing]

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Transcript of “About WAG” Video:

“Walgreens was founded in 1901 in Chicago by Charles R Walgreen, Sr. The first Walgreens store measured just 20 feet by 50 feet but thanks to an eye for good design, a focus on quality and value and a flair for innovation, the business quickly expanded. Innovation has continued

throughout the company’s 100 plus year history, from leading our industry in the development of the first nationwide computerized pharmacy network to introducing the first childproof safety cap and bilingual prescription labels, and pioneering the drive-through pharmacy.”

“Today Walgreens is the largest drugstore chain in the United States, with fiscal 2011 sales of $72.2 billion and profits of $2.7 billion. The Company has 247,000 employees, over 8,300 convenient locations in all 50 states and Puerto Rico and more than 6 million store visits per day. In 2011 Walgreens was named to Fortune magazine’s World’s Most Admired Companies list for the 18th consecutive year and was ranked as the 32nd largest U.S.-based company.”

“In fiscal 2011 Walgreens filled one in every five retail prescriptions in America, representing 65% of the company’s sales. Non-prescription drugs accounted for another 10%, while the remaining 25% of sales were from general merchandise. The company is currently piloting the next generation of Walgreens stores called ‘Well Experience’ for their expanded health services and daily living offerings, best in class costumer experience and more open and contemporary store design.”

“Beyond its physical retail network on the best corners in America, Walgreens has an impressive online offering. In 2011 the company completed its acquisition of drugstore.com, extending its multi-channel reach, forging relationships with new vendors and partners and adding approximately 60,000 health, personal care and beauty products to its online offering. Walgreens.com now offers live, on-line chat with a Walgreens pharmacy professional twenty-four-seven.”

“Walgreens also has a strong food and beverage offering, which is growing and evolving with the launch of new and stronger brands. The Company recently announced plans to open or convert at least 1,000 ‘food oasis’ stores over the next five years to address the need for greater access to healthy foods in underserved communities across America.”

“Take Care Health Systems, a Walgreens subsidiary, is the largest and most comprehensive manager of worksite health and wellness centers and in-store convenient care clinics, with more than 700 locations throughout the country.”

“Looking to the future, Walgreens vision is to become ‘My Walgreens’ for everyone in America, the first choice for health and daily living, and a central part of people’s lives and the communities where they live and work.”

[Legends included in the original are excerpted at the end of this filing]

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Transcript of “About AB” Video:

“Alliance Boots is an international pharmacy-led health and beauty group that focuses on helping people look and feel their best. The group was formed six years ago from a merger between Alliance Unichem and Boots group. It has a strong heritage in retail pharmacy and pharmaceutical wholesale dating back to the middle of the 19th century.”

“Alliance Boots was taken private in 2007. The group has grown rapidly since then, and now has a presence in more than 25 countries. It employs over 116,000 people, including associates and joint ventures. Over the last five years, Alliance Boots has delivered significant growth in trading profit and has invested considerably in the business - above all, in its store network and supporting infrastructure.”

“The group’s strategy is to focus on its two core business activities and to develop its product brands internationally, helping to drive long term growth. Alliance Boots has retail businesses in 11 countries, trading mainly under the Boots brand. The group has more than 3,330 health and beauty stores, most of which have a pharmacy. And the Alliance Boots Brand is becoming increasingly international across Europe, the Middle East and Asia.”

“On the pharmaceutical wholesale and distribution side, the group supplies medicines, other healthcare products and related services mainly under the Alliance Healthcare name. These reach more than 170,000 pharmacies, doctors, health centres and hospitals dispatched from over 370 distribution centres in 21 countries. This makes the group the largest pharmaceutical wholesaler in Europe, where it has developed a number of services including Alphega pharmacy, a network of over 4,400 independent pharmacists across six countries.”

“No7, Boots Laboratories, Botanics, Boots Pharmaceuticals, Soltan, Almus and Alvita are just some of Alliance Boots well established and popular own product brands. The group also has considerable expertise in product innovation and development, packaging and product marketing. This helps Alliance Boots to develop new and existing brands and to expand its strong portfolio further.”

“The core values of partnership, trust, service and simplicity are at the heart of everything Alliance Boots does. The group believes in making a difference for millions of people by ensuring healthcare becomes even more accessible, and its teams are engaged in a number of corporate social responsibility initiatives. Alliance Boots mission is to become the world’s leading pharmacy-led health and beauty group. In a world where globalization is increasing at pace, Alliance Boots has the right people, brands, spirit and drive, along with significant intellectual capital and management expertise to play a major role in the development of the global healthcare industry for many years to come.”

[Legends included in the original are excerpted at the end of this filing]

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Cautionary Note Regarding Forward-Looking Statements.

Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K and Form 10-Q, each of which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreen Co.

(“Walgreens” or the “Company”) and Alliance Boots GmbH (“Alliance Boots”), Walgreens Boots Alliance, Inc. (“Walgreens Boots Alliance”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Walgreens that also constitutes a prospectus of Walgreens Boots Alliance. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreen’s Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.

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